Exhibit 99.2

Chunghwa Telecom Co., Ltd.

Parent Only Financial Statements for the

Years Ended December 31, 2025 and 2024 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

PWCR25003504

To the Board of Directors and Stockholders of Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying parent company only balance sheets of Chunghwa Telecom Co., Ltd. (the “Company”) as of December 31, 2025 and 2024, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the parent company only financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2025 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2025 parent company only financial statements are stated as follows:

Accuracy of revenues from mobile services, fixed-line broadband services and fixed-line data services

Description

Refer to Note 3 for the accounting policies on revenue recognition and Notes 27 and 40 for details of revenue.The Company recognizes revenues from mobile services, fixed-line broadband services and fixed-line data services based on the terms of mobile services, fixed-line broadband services and fixed-line data services contracts and actual usage of mobile services, fixed-line broadband services and fixed-line data services.

Given that revenues from mobile services, fixed-line broadband services and fixed-line data services are comprised of a high volume of low-dollar transactions from a large number of contracts and a wide variety of tariff plans, the Company highly relies on the automated information systems to process and recognize revenues from mobile services, fixed-line broadband services and fixed-line data services.

Given the Company’s revenues from mobile services, fixed-line broadband services and fixed-line data services are comprised of a high volume of low-dollar transactions and highly relies on information technology systems, a high degree of auditor effort was required in performing procedures related to accuracy of the Company’s revenues from mobile services, fixed-line broadband services and fixed-line data services. Thus, we consider the accuracy of revenues from mobile services, fixed-line broadband services and fixed-line data services as a key audit matter.

How our audit addressed the matter

Our audit procedures performed in respect of the above included the following:

1.

Obtained an understanding over the design of internal controls and information systems related to the business process of the Company’s revenue recognition on mobile services, fixed-line broadband services and fixed-line data services and evaluated operating effectiveness of such controls. This includes the following procedures:

•

Obtained an understanding and evaluated the significant systems related to revenues from mobile services, fixed-line broadband services and fixed-line data services, and tested the information technology general controls as well as the automated controls for automatic calculations and system interface over these systems.

•

Tested manual controls related to the review of information on mobile services, fixed-line broadband services and fixed-line data services, including service acceptance, updates to price information, data collection and system interface, pricing, billing, and accounting processes.

2.

Selected samples from mobile services, fixed-line broadband services and fixed-line data services revenues, agreed the samples selected to service contracts, invoices, payment records, and tested consistency between the data entered into the system and the original service contracts.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal control as management determines is necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

February 26, 2026

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025		2024
ASSETS	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 3, 6 and 34)	$24,577,441	5	$25,028,261	5
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	3,204	—	27	—
Hedging financial assets (Notes 3 and 20)	3,204	—	1,133	—
Contract assets (Notes 3 and 27)	2,953,031	1	2,840,082	1
Trade notes and accounts receivable, net (Notes 3, 4, 10 and 27)	23,024,351	5	22,579,093	5
Receivables from related parties (Note 34)	857,886	—	904,400	—
Inventories (Notes 3, 4, 11 and 36)	6,841,525	1	6,093,041	1
Prepayments (Note 12)	2,518,958	—	2,218,834	—
Other current monetary assets (Notes 13, 25 and 34)	20,134,445	4	20,275,215	4
Other current assets (Note 19)	2,145,896	—	2,003,000	—

Total current assets	83,059,941	16	81,943,086	16

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	1,129,933	—	957,548	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	6,341,812	1	4,446,650	1
Financial assets at amortized cost (Notes 3 and 9)	2,000,000	—	2,000,000	—
Investments accounted for using equity method (Notes 3 and 14)	23,653,467	5	22,818,526	5
Contract assets (Notes 3 and 27)	1,773,930	—	1,654,675	—
Property, plant and equipment (Notes 3, 4, 15, 31, 34 and 36)	276,047,930	55	277,555,283	55
Right-of-use assets (Notes 3, 4, 16 and 34)	9,894,116	2	10,060,020	2
Investment properties (Notes 3, 4 and 17)	12,523,874	2	12,471,985	2
Intangible assets (Notes 3, 4 and 18)	59,325,453	13	65,835,855	13
Deferred income tax assets (Notes 3 and 29)	1,633,448	—	1,516,083	—
Incremental costs of obtaining contracts (Notes 3 and 27)	9,981,190	2	9,631,413	2
Net defined benefit assets (Notes 3, 4 and 25)	9,804,829	2	8,831,611	2
Prepayments (Notes 12 and 36)	5,340,494	1	3,757,969	1
Other noncurrent assets (Notes 19, 35 and 36)	4,756,003	1	4,057,113	1

Total noncurrent assets	424,206,479	84	425,594,731	84

TOTAL	$507,266,420	100	$507,537,817	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Hedging financial liabilities (Notes 3 and 20)	$56	—	$1,907	—
Contract liabilities (Notes 3 and 27)	18,549,710	4	14,123,368	3
Trade notes and accounts payable (Note 22)	11,089,872	2	12,373,111	2
Payables to related parties (Note 34)	4,375,535	1	4,738,525	1
Current tax liabilities (Notes 3 and 29)	4,586,870	1	4,147,707	1
Lease liabilities (Notes 3, 4, 16, 31 and 34)	3,493,065	1	3,168,016	1
Other payables (Notes 23 and 31)	23,132,432	5	21,544,689	4
Provisions (Notes 3 and 24)	401,912	—	325,812	—
Current portion of bonds payable (Notes 3 and 21)	1,899,856	—	8,798,880	2
Other current liabilities	921,552	—	940,377	—

Total current liabilities	68,450,860	14	70,162,392	14

NONCURRENT LIABILITIES
Bonds payable (Notes 3 and 21)	23,288,282	5	21,689,326	4
Contract liabilities (Notes 3, 27 and 36)	5,218,360	1	5,782,173	1
Deferred income tax liabilities (Notes 3 and 29)	2,757,622	1	2,605,414	1
Provisions (Notes 3 and 24)	546,632	—	509,177	—
Lease liabilities (Notes 3, 4, 16, 31 and 34)	6,525,855	1	6,872,331	1
Customers’ deposits (Note 34)	5,115,377	1	5,108,234	1
Net defined benefit liabilities (Notes 3, 4 and 25)	2,318,584	—	2,085,962	—
Other noncurrent liabilities	6,787,137	1	7,772,118	2

Total noncurrent liabilities	52,557,849	10	52,424,735	10

Total liabilities	121,008,709	24	122,587,127	24

EQUITY (Note 26)
Common stocks	77,574,465	15	77,574,465	15

Additional paid-in capital	172,450,886	34	171,587,279	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,675,419	1
Unappropriated earnings	54,962,307	11	54,953,379	11

Total retained earnings	135,212,191	27	135,203,263	27

Others	1,020,169	—	585,683	—

Total equity	386,257,711	76	384,950,690	76

TOTAL	$507,266,420	100	$507,537,817	100

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2025		2024
	Amount	%	Amount	%
REVENUES (Notes 3, 27, 34 and 40)	$197,721,867	100	$192,942,916	100
OPERATING COSTS (Notes 3, 11, 25, 27, 28 and 34)	124,108,799	63	121,801,607	63

GROSS PROFIT	73,613,068	37	71,141,309	37

OPERATING EXPENSES (Notes 3, 10, 25, 28 and 34)
Marketing	20,346,936	10	19,365,397	10
General and administrative	5,833,821	3	5,484,110	3
Research and development	3,321,400	2	3,124,052	2
Expected credit loss	201,648	—	177,855	—

Total operating expenses	29,703,805	15	28,151,414	15

OTHER INCOME AND EXPENSES (Notes 15, 17, 28 and 40)	(112,371)	—	123,305	—

INCOME FROM OPERATIONS	43,796,892	22	43,113,200	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Notes 34 and 40)	724,926	—	611,483	—
Other income (Notes 8, 28 and 34)	368,509	—	319,117	—
Other gains and losses (Notes 14, 28, 33 and 34)	670,468	—	(216,979)	—
Interest expense (Notes 16, 28, 34 and 40)	(301,287)	—	(273,095)	—
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method (Notes 14 and 40)	2,155,060	1	2,050,828	1

Total non-operating income and expenses	3,617,676	1	2,491,354	1

INCOME BEFORE INCOME TAX	47,414,568	23	45,604,554	23
INCOME TAX EXPENSE (Notes 3 and 29)	8,702,164	4	8,384,090	4

NET INCOME	38,712,404	19	37,220,464	19

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2025		2024
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 25)	$92,346	—	$2,225,453	1
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 26 and 33)	534,577	—	63,749	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 20)	3,922	—	(730)	—
Share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method (Notes 3, 14 and 26)	90,162	—	2,802	—
Income tax relating to items that will not be reclassified to profit or loss (Note 29)	(18,469)	—	(445,091)	—

	702,538	—	1,846,183	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(199,706)	—	170,923	—
Share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method (Note 14)	15,410	—	16,770	—

	(184,296)	—	187,693	—

Total other comprehensive income, net of income tax	518,242	—	2,033,876	1

TOTAL COMPREHENSIVE INCOME	$39,230,646	19	$39,254,340	20

EARNINGS PER SHARE (Note 30)
Basic	$4.99		$4.80

Diluted	$4.98		$4.79

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

						Others (Notes 20 and 26)
							Unrealized Gain
							or Loss on
						Exchange	Financial Assets
						Differences	at Fair Value
		Additional	Retained Earnings (Note 26)			Arising from the	through Other	Gain or Loss
	Common Stocks	Paid-in Capital			Unappropriated	Translation of the	Comprehensive	on Hedging
	(Note 26)	(Note 26)	Legal Reserve	Special Reserve	Earnings	Foreign Operations	Income	Instruments	Total Equity
BALANCE, JANUARY 1, 2024	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088
Appropriation of 2023 earnings
Special reserve	—	—	—	(223,084)	223,084	—	—	—	—
Cash dividends	—	—	—	—	(36,909,931)	—	—	—	(36,909,931)
Unclaimed dividend	—	2,109	—	—	—	—	—	—	2,109
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	71,791	—	—	—	—	—	—	71,791
Actual disposal of interests in subsidiaries	—	224,293	—	—	—	—	—	—	224,293
Net income for the year ended December 31, 2024	—	—	—	—	37,220,464	—	—	—	37,220,464
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,801,085	190,664	42,857	(730)	2,033,876

Total comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	39,021,549	190,664	42,857	(730)	39,254,340

BALANCE, DECEMBER 31, 2024	77,574,465	171,587,279	77,574,465	2,675,419	54,953,379	22,852	563,605	(774)	384,950,690
Appropriation of 2024 earnings
Cash dividends	—	—	—	—	(38,787,232)	—	—	—	(38,787,232)
Unclaimed dividend	—	1,926	—	—	—	—	—	—	1,926
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	221,825	—	—	—	—	—	—	221,825
Actual disposal of interests in subsidiaries	—	9,884	—	—	—	—	—	—	9,884
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	629,972	—	—	—	—	—	—	629,972
Disposal of investments in equity instruments at fair value through other comprehensive income by subsidiaries	—	—	—	—	16	—	(16)	—	—
Net income for the year ended December 31, 2025	—	—	—	—	38,712,404	—	—	—	38,712,404
Other comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	83,740	(214,531)	645,111	3,922	518,242

Total comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	38,796,144	(214,531)	645,111	3,922	39,230,646

BALANCE, DECEMBER 31, 2025	$77,574,465	$172,450,886	$77,574,465	$2,675,419	$54,962,307	$(191,679)	$1,208,700	$3,148	$386,257,711

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$47,414,568	$45,604,554
Adjustments for:
Depreciation	32,146,875	31,634,679
Amortization	6,561,327	6,595,302
Amortization of incremental costs of obtaining contracts	6,998,153	6,730,872
Expected credit loss	201,648	177,855
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	96,851	143,102
Interest expense	301,287	273,095
Interest income	(724,926)	(611,483)
Dividend income	(271,772)	(234,593)
Share of profits of subsidiaries, associates and joint ventures accounted for using equity method	(2,155,060)	(2,050,828)
Loss on disposal of property, plant and equipment	28,782	15,895
Gain on disposal of intangible assets	(276)	—
Gain on disposal of investments accounted for using equity method	(768,704)	—
Provision for impairment loss and obsolescence of inventory	24,753	50,759
Impairment loss on property, plant and equipment	112,219	—
Reversal of impairment loss on investment properties	(28,354)	(139,200)
Others	(36,728)	(64,475)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(233,022)	(648,066)
Trade notes and accounts receivable	(642,067)	(1,205,988)
Receivables from related parties	46,514	11,115
Inventories	(773,139)	(587,409)
Prepayments	(170,763)	(247,643)
Other current assets	(142,896)	231,481
Other current monetary assets	(1,280,013)	148,010
Incremental cost of obtaining contracts	(7,347,930)	(7,791,659)
Increase (decrease) in:
Contract liabilities	3,862,529	1,650,468
Trade notes and accounts payable	(1,284,402)	1,817,467
Payables to related parties	(362,990)	595,350
Other payables	1,246,724	1,159,388
Provisions	113,555	121,737
Net defined benefit plans	(648,250)	(652,165)
Other current liabilities	(18,825)	5,741

Cash generated from operations	82,265,668	82,733,361

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025	2024
Interests paid	$(294,924)	$(266,993)
Income taxes paid	(8,246,627)	(8,377,382)

Net cash provided by operating activities	73,724,117	74,088,986

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(1,360,340)	(282,780)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	3,326
Acquisition of financial assets at amortized cost	—	(2,000,000)
Acquisition of financial assets at fair value through profit or loss	(295,792)	(158,909)
Acquisition of investments accounted for using equity method	(125,255)	(461,080)
Proceeds from disposal of investments accounted for using equity method	877,865	—
Acquisition of property, plant and equipment	(26,637,981)	(26,915,138)
Proceeds from disposal of property, plant and equipment	20,212	11,787
Acquisition of intangible assets	(51,895)	(162,161)
Proceeds from disposal of intangible assets	342	—
Acquisition of investment properties	(7,060)	(4,333)
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(51,210,668)	(70,883,712)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	52,921,060	67,916,007
Increase in other noncurrent assets	(699,940)	(235,656)
Increase in prepayments for leases	(1,711,886)	(1,400,074)
Interests received	733,517	594,472
Cash dividends received from others	271,772	234,593
Cash dividends received from subsidiaries, associates and joint ventures accounted for using equity method	1,801,877	1,716,284
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	23,379	42,514

Net cash used in investing activities	(25,450,793)	(31,984,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of bonds	3,500,000	—
Repayment of bonds payable	(8,800,000)	—
Payments for transaction costs attributable to the issuance of bonds	(4,985)	—
Increase in customers’ deposits	7,143	21,465
Payments for the principal of lease liabilities	(3,669,086)	(3,486,781)
Increase (decrease) in other noncurrent liabilities	(984,981)	279,278
Cash dividends paid	(38,787,232)	(36,909,931)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars)

	2025	2024
Partial disposal of interests in subsidiaries without a loss of control	$13,071	$258,773
Unclaimed dividend	1,926	2,109

Net cash used in financing activities	(48,724,144)	(39,835,087)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(450,820)	2,269,039
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	25,028,261	22,759,222

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$24,577,441	$25,028,261

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of the Company were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as the Company which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of the Company’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of the Company by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The financial statements are presented in the Company’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on February 26, 2026.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

The accompanying financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis of Preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

When preparing the accompanying financial statements, the Company used equity method to account for its investment in subsidiaries, associates and joint ventures. In order for the amounts of the net profit, other comprehensive income and total equity in the parent company only financial statements to be the same with those amounts attributable to the owner of the Company in its consolidated financial statements, adjustments arising from the differences in accounting treatment between parent company only basis and consolidated basis were made to the captions of “investments accounted for using equity method”, “share of profit (loss) of subsidiaries, associates and joint ventures accounted for using equity method”, “share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method” and related equity items, as appropriate, in the parent company only financial statements.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company on the balance sheet date does not have in substance the right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Foreign Currencies

In preparing the Company’s financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with the Company) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial paper, negotiable certificates of deposit, time deposits and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in subsidiaries, associates and joint ventures are accounted for using equity method.

a.	Investment in subsidiaries

Subsidiaries are the entities controlled by the Company.

Under the equity method, the investment in subsidiaries is initially recognized at cost and the increase or decrease of carrying amount reflects the recognition of the Company’s share of profit or loss and other comprehensive income of the subsidiaries after the date of acquisition. Besides, the Company also recognizes the Company’s share of the change in other equity of the subsidiaries.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company’s loss of control over the subsidiaries are accounted for as equity transactions. Any difference between the carrying amounts of the investment of the subsidiaries and the fair value of the consideration paid or received is recognized directly in equity.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (a) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (b) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Company accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Company directly disposed of the related assets or liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The acquisition cost in excess of the acquisition-date fair value of the identifiable net assets acquired is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. The acquisition-date fair value of the net identifiable assets acquired in excess of the acquisition cost is recognized immediately in profit or loss.

Unrealized profits and losses from downstream transactions with a subsidiary are eliminated in full. Profits and losses from upstream transactions with a subsidiary and sidestream transactions between subsidiaries are recognized in the Company’s financial statements only to the extent of interests in the subsidiary that are not related to the Company.

b.	Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Intangible Assets

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life. Intangible assets with indefinite useful lives are measured at cost less accumulated impairment loss.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the assets may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 33.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts. In assessing whether a contract is onerous, the cost of fulfilling a contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that are related directly to fulfilling contracts. The provision for decommissioning liabilities is recognized in accordance with the contractual requirements. The Company bears dismantling, removing the asset and restoring the site obligations for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for fulfilling these obligations.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications services are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers. For some project contracts, the Company does not create an asset with an alternative use to the Company and has an enforceable right to payment for performance completed to date; therefore, performance obligations are satisfied and revenues are recognized over time.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered, and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Company’s financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused tax credits from purchases of machinery, equipment and technology, and research and development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for the acquisition of a subsidiary, the tax effect is included in the accounting for the investments in a subsidiary.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

a.	Material accounting judgments

1)	Principal versus agent

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

2)	Control over subsidiaries

As discussed in Note 14, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 10. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 33. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated costs necessary to make a sale. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Material Accounting Policy Information—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee Interpretations (IFRIC) and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC).

The initial application of the amendments to the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2026

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-Dependent Electricity	January 1, 2026
Amendments to IFRS Accounting Standards	Annual Improvements—Volume 11	January 1, 2026

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027 (Note)
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027

Note :

The FSC announced in a press release in September 2025 that public companies will apply IFRS 18 starting from fiscal year 2028. In addition, entities may choose to adopt IFRS 18 earlier based on their requirements after the FSC endorses the standard.

IFRS 18 “Presentation and Disclosure in Financial Statements” will replace IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and guidance to enhance the principles of aggregation and disaggregation applying to the primary financial statements and notes.

Except for the above, as of the date the financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2025	2024
Cash
Cash on hand	$122,131	$113,478
Bank deposits	11,509,956	5,811,284

	11,632,087	5,924,762

(Continued)

	December 31
	2025	2024
Cash equivalents (with maturities of less than three months)
Commercial paper	$7,577,744	$16,302,531
Time deposits	4,366,750	560
Negotiable certificates of deposit	1,000,000	2,800,000
Stimulus vouchers	860	408

	12,945,354	19,103,499

	$24,577,441	$25,028,261

(Concluded)

The annual yield rates of bank deposits, commercial paper, time deposits and negotiable certificates of deposit as of balance sheet dates were as follows:

	December 31
	2025	2024
Bank deposits	0.03%~1.85%	0.00%~2.55%
Commercial paper	1.35%~1.46%	1.49%~1.56%
Time deposits	1.30%~1.73%	1.23%
Negotiable certificates of deposit	1.64%	1.55%~1.70%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2025	2024
Financial assets - current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$3,204	$27

Financial assets - noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$577,044	$628,737
Non-listed stocks - foreign	11,080	15,575
Limited partnership - domestic	472,112	276,479
Other investing agreements	69,697	36,757

	$1,129,933	$957,548

The Company’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025. As of December 31, 2025, the Company invested $120,000 thousand.

The Company’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of December 31, 2025, the Company invested $400,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

Contract Amount
	Currency	Maturity Period	(In Thousands)
December 31, 2025
Forward exchange contracts - buy	NT$/EUR	March 2026	NT$88,878/EUR2,500
December 31, 2024
Forward exchange contracts - buy	NT$/EUR	March 2025	NT$10,177/EUR300

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2025	2024
Domestic investments
Non-listed stocks	$4,842,695	$3,779,334
Foreign investments
Non-listed stocks	1,499,117	667,316

	$6,341,812	$4,446,650

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company participated in the capital increase of KKCompany Technologies Inc. at the amount of $875,465 thousand in November 2025.

The Company recognized dividend income of $271,772 thousand and $234,593 thousand for the years ended December 31, 2025 and 2024, respectively, both of which were from the outstanding investments on December 31, 2025 and 2024, respectively.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	December 31
	2025	2024
Corporate bonds	$2,000,000	$2,000,000

The Company acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2025	2024
Trade notes and accounts receivable	$24,170,331	$23,688,829
Less: Loss allowance	(1,145,980)	(1,109,736)

	$23,024,351	$22,579,093

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The Company’s provision matrix arising from telecommunications business and project business is disclosed below.

December 31, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~21%	2%~67%	13%~84%	27%~91%	55%~96%	100%
Gross carrying amount	$16,807,075	$418,784	$173,148	$41,197	$37,662	$29,047	$615,221	$18,122,134
Loss allowance (lifetime ECL)	(52,137)	(27,067)	(31,146)	(34,576)	(30,721)	(26,420)	(615,221)	(817,288)

Amortized cost	$16,754,938	$391,717	$142,002	$6,621	$6,941	$2,627	$—	$17,304,846

(Continued)

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,635,620	$51,025	$5,712	$26,064	$43,229	$65	$286,482	$6,048,197
Loss allowance (lifetime ECL)	(2,477)	(2,551)	(571)	(7,819)	(28,740)	(52)	(286,482)	(328,692)

Amortized cost	$5,633,143	$48,474	$5,141	$18,245	$14,489	$13	$—	$5,719,505

(Concluded)

December 31, 2024

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~22%	2%~68%	11%~84%	21%~92%	39%~96%	100%
Gross carrying amount	$16,477,102	$335,307	$138,573	$74,834	$49,884	$48,247	$605,994	$17,729,941
Loss allowance (lifetime ECL)	(51,501)	(23,505)	(34,429)	(31,370)	(33,080)	(34,412)	(605,994)	(814,291)

Amortized cost	$16,425,601	$311,802	$104,144	$43,464	$16,804	$13,835	$—	$16,915,650

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,547,739	$44,167	$82,518	$3,204	$1,242	$44	$279,974	$5,958,888
Loss allowance (lifetime ECL)	(3,355)	(2,215)	(8,252)	(993)	(621)	(35)	(279,974)	(295,445)

Amortized cost	$5,544,384	$41,952	$74,266	$2,211	$621	$9	$—	$5,663,443

Note a:

Please refer to Note 40 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2025	2024
Beginning balance	$1,109,736	$1,078,773
Add: Provision for credit loss	191,600	169,874
Less: Amounts written off	(155,356)	(138,911)

Ending balance	$1,145,980	$1,109,736

11.	INVENTORIES

	December 31
	2025	2024
Merchandise	$1,179,884	$1,960,035
Project in process	5,661,641	4,133,006

	$6,841,525	$6,093,041

The operating costs related to inventories were $30,664,479 thousand (including the inventory valuation and obsolescence losses of $24,753 thousand) and $28,426,992 thousand (including the inventory valuation and obsolescence losses of $50,759 thousand) for the years ended December 31, 2025 and 2024, respectively.

12.	PREPAYMENTS

	December 31
	2025	2024
Prepayments for leases - satellite (Note 36)	$4,841,078	$3,129,192
Prepaid rents	829,737	910,253
Others	2,188,637	1,937,358

	$7,859,452	$5,976,803

Current
Prepaid rents	$330,321	$281,476
Others	2,188,637	1,937,358

	$2,518,958	$2,218,834

Noncurrent
Prepayments for leases - satellite (Note 36)	$4,841,078	$3,129,192
Prepaid rents	499,416	628,777

	$5,340,494	$3,757,969

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2025	2024
Time deposits and negotiable certificates of deposit with maturities of more than three months	$17,226,206	$18,918,784
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 25)	1,088,979	12,215
Accrued custodial receipts	749,025	720,693
Others	1,070,235	623,523

	$20,134,445	$20,275,215

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2025	2024
Time deposits and negotiable certificates of deposit with maturities of more than three months	1.40%~3.87%	1.55%~3.30%

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2025	2024
Investments in subsidiaries	$17,818,828	$16,341,190
Investments in associates	5,825,556	6,468,085
Investments in joint venture	9,083	9,251

	$23,653,467	$22,818,526

a.	Investments in subsidiaries

Investments in subsidiaries were as follows:

	Carrying Amount
	December 31
	2025	2024
Listed
Senao International Co., Ltd. (“SENAO”)	$(195,606)	$(67,436)
CHIEF Telecom Inc. (“CHIEF”)	2,210,297	2,333,846
CHT Security Co., Ltd. (“CHTSC”) (Note)	1,106,750	499,199
International Integrated Systems, Inc. (“IISI”) (Note)	764,721	654,315
Non-listed
Light Era Development Co., Ltd. (“LED”)	3,830,021	3,839,467
Chunghwa Investment Co., Ltd. (“CHI”)	3,736,466	3,167,570
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,349,725	1,282,150
Donghwa Telecom Co., Ltd. (“DHT”)	990,245	928,105
Chunghwa Telecom Global, Inc. (“CHTG”)	919,632	855,234
Honghwa International Co., Ltd. (“HHI”)	711,930	664,601
Chunghwa System Integration Co., Ltd. (“CHSI”)	689,976	695,078
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	358,331	280,861
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	218,164	196,351
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	195,379	210,581
Prime Asia Investments Group Ltd. (“Prime Asia”)	180,965	183,762
Spring House Entertainment Tech. Inc. (“SHE”)	164,226	166,407
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	163,667	149,832
CHT InventAI Co., Ltd. (“CHAI”)	119,237	—
Chunghwa Telecom Europe GmbH (“CHTEU”)	114,274	116,752

(Continued)

	Carrying Amount
	December 31
	2025	2024
Smartfun Digital Co., Ltd. (“SFD”)	$86,103	$84,284
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	76,025	76,320
Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	28,300	39,201
Chunghwa Sochamp Technology Inc. (“CHST”)	—	(15,290)

	$17,818,828	$16,341,190

(Concluded)

Note:	CHTSC and IISI were listed and traded on the TWSE in September and November 2025, respectively.

The percentages of ownership and voting rights in subsidiaries held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Right
	December 31
	2025	2024
Senao International Co., Ltd. (“SENAO”)	28	28
CHIEF Telecom Inc. (“CHIEF”)	56	56
CHT Security Co., Ltd. (“CHTSC”)	57	63
International Integrated Systems, Inc. (“IISI”)	45	50
Light Era Development Co., Ltd. (“LED”)	100	100
Chunghwa Investment Co., Ltd. (“CHI”)	89	89
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	100	100
Donghwa Telecom Co., Ltd. (“DHT”)	100	100
Chunghwa Telecom Global, Inc. (“CHTG”)	100	100
Honghwa International Co., Ltd. (“HHI”)	100	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	100	100
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	100	100
Chunghwa Leading Photonics Tech. Co., Ltd. (“CLPT”)	62	70
CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	100	100
Prime Asia Investments Group Ltd. (“Prime Asia”)	100	100
Spring House Entertainment Tech. Inc. (“SHE”)	56	56
Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	100	100
CHT InventAI Co., Ltd. (“CHAI”)	100	—
Chunghwa Telecom Europe GmbH (“CHTEU”)	100	100
Smartfun Digital Co., Ltd. (“SFD”)	65	65
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	100	100
Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	100	100
Chunghwa Sochamp Technology Inc. (“CHST”)	—	37

CLPT issued new shares in July 2024 and December 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 69.87% and 62.03% as of December 31, 2024 and 2025, respectively.

IISI was listed in November 2025. The Company did not participate in the capital increase of its initial public offering through public underwriting and disposed of some shares of IISI in accordance with applicable regulations and the price stabilization mechanism. The Company disposed of some shares of IISI in August 2024 before IISI traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in IISI decreased to 49.64% and 44.53% as of December 31, 2024 and 2025, respectively. The Company continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

The Company invested and established CHAI in October 2025. The Company obtained 100% ownership interest of CHAI. CHAI mainly engages in AI software, system development, application services, and enterprise consulting.

CHTSC conducted its initial public offering through public underwriting in September 2025, and the Company did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in January 2024, March 2024, December 2024, February 2025, May 2025 and August 2025 as its employees exercised options. In addition, the Company disposed of some shares of CHTSC in August 2024 before CHTSC traded its shares on the emerging stock market according to the local requirements. Therefore, the Company’s ownership interest in CHTSC decreased to 63.45% and 56.69% as of December 31, 2024 and 2025, respectively.

CHIEF issued new shares in December 2024 and March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 55.64% and 55.63% as of December 31, 2024 and 2025, respectively.

The Company controlled more than half of seats of the Board of Directors of CHST as of December 31, 2024; therefore, the Company treated CHST as a subsidiary. The Company no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15,290 thousand based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains and losses in the consolidated statements of comprehensive income.

The Company invested and established CHTEU in July 2024. The Company obtained 100% ownership interest of CHTEU. CHTEU mainly engages in international private leased circuit, internet services, transit services and ICT services.

The Company invested and established CDCC Capital in February 2024. The Company obtained 100% ownership interest of CDCC Capital. CDCC Capital mainly engages in investment and management consulting.

The Company continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

For the details of the subsidiaries indirectly held by the Company, please refer to Note 39.

The Company’s share of profit (loss) and other comprehensive income (loss) of the subsidiaries was recognized based on the audited financial statements.

b.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2025	2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,591,348	$3,950,922

Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	265,349	278,967
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	581,860	573,275
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	378,089	379,357
WiAdvance Technology Corporation (“WATC”)	260,570	273,440
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	252,258	252,625
Taiwania Hive Technology Fund L.P. (“TWTF”)	234,057	276,180
Taiwan International Ports Logistics Corporation (“TIPL”)	135,189	133,836
So-net Entertainment Taiwan Limited (“So-net”)	126,836	192,968
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	—	151,241
Cornerstone Ventures Co., Ltd. (“CVC”)	—	5,274
Chunghwa Sochamp Technology Inc. (“CHST”)	—	—

	2,234,208	2,517,163

	$5,825,556	$6,468,085

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2025	2024
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46
Associates that are not individually material
Listed
KingwayTek Technology Co., Ltd. (“KWT”)	23	23

(Continued)

	% of Ownership Interests and Voting Rights
	December 31
	2025	2024
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
WiAdvance Technology Corporation (“WATC”)	16	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
Taiwania Hive Technology Fund L.P. (“TWTF”)	40	42
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	—	30
Cornerstone Ventures Co., Ltd. (“CVC”)	—	49
Chunghwa Sochamp Technology Inc. (“CHST”)	37	—

(Concluded)

Summarized financial information of NCB was set out below:

	December 31
	2025	2024
Assets	$65,359,868	$48,636,633
Liabilities	(57,556,996)	(40,043,113)

Equity	$7,802,872	$8,593,520

The percentage of ownership interest held by the Company	46.26%	46.26%
Equity attributable to the Company	$3,609,609	$3,975,362
Unrealized gain or loss from downstream transactions	(18,261)	(24,440)

The carrying amount of investment	$3,591,348	$3,950,922

	Year Ended December 31
	2025	2024
Net revenues	$329,686	$313,834

Net loss for the year	$(856,008)	$(747,135)
Other comprehensive income (loss)	65,360	(6,421)

Total comprehensive loss for the year	$(790,648)	$(753,556)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2025	2024
The Company’s share of profits	$179,533	$228,426
The Company’s share of other comprehensive income	9,066	16,320

The Company’s share of total comprehensive income	$188,599	$244,746

The Level 1 fair values of associate based on the closing market prices as of the balance sheet date was as follows:

	December 31
	2025	2024
KWT	$794,988	$896,747

The Company disposed of all its shares of KKBOXTW in November 2025. The Company received the proceeds from disposal of $872,839 thousand and recognized gain on disposal of $753,416 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025. The Company received the liquidation distribution of $5,026 thousand and recognized loss on disposal of $2 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

CHST was approved to end and dissolve its business in July 2025.

KWT transferred its treasury stock repurchased from December 2019 to February 2020 to employees in October 2024. In addition, KWT repurchased its stock from April 2025 to May 2025. Therefore, the Company’s ownership interest in KWT changed to 22.58% and 22.78% as of December 31, 2024 and December 31, 2025, respectively.

The Company’s Board of Directors approved an investment in TWTF at the amount of USD 30,000 thousand in February 2024. The Company initially invested $288,405 thousand (USD 9,000 thousand) in TWTF in August 2024 and obtained 41.75% ownership interest. TWTF raised capital in multiple stages. New capital was received in April 2025, resulting in an increase in the fund size; therefore, the Company’s ownership interest in TWTF changed to 39.81% as of December 31, 2025. TWTF mainly engages in investment.

The Company did not participate in the capital increase of WATC in January 2024. WATC issued new shares in March 2024 and September 2024 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 16.24% as of December 31, 2024. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

Although the Company is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. The Company is not able to direct its relevant activities. Therefore, the Company does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

c.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2025	2024	2025	2024
Non-listed
Chunghwa SEA Holdings(“CHT SEA”)	$9,083	$9,251	51	51

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture. CHT SEA was approved to end and dissolve its business in June 2025. The liquidation of CHT SEA is still in process.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Year Ended December 31
	2025	2024
The Company’s share of loss	$(168)	$(212)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(168)	$(212)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2025	2024
Assets used by the Company	$270,660,388	$272,732,179
Assets subject to operating leases	5,387,542	4,823,104

	$276,047,930	$277,555,283

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2024	$99,173,616	$1,709,236	$67,297,697	$10,341,298	$717,365,792	$4,037,555	$8,728,711	$13,745,856	$922,399,761
Additions	—	—	—	243	23,079	47	—	26,873,416	26,896,785
Disposal	(382)	(386)	(18,360)	(1,157,459)	(26,955,118)	(151,443)	(439,344)	—	(28,722,492)
Others	(556,692)	40,764	1,050,093	626,796	22,914,854	282,532	845,726	(25,124,827)	79,246

Balance on December 31, 2024	$98,616,542	$1,749,614	$68,329,430	$9,810,878	$713,348,607	$4,168,691	$9,135,093	$15,494,445	$920,653,300

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,507,932)	$(31,786,864)	$(8,723,504)	$(596,118,410)	$(3,647,628)	$(6,727,374)	$—	$(648,511,712)
Depreciation expense	—	(36,130)	(1,287,209)	(664,084)	(25,221,452)	(125,373)	(478,520)	—	(27,812,768)
Disposal	—	386	16,598	1,157,459	26,948,410	151,443	420,514	—	28,694,810
Others	—	303	(155,277)	(477)	(7,374)	(495)	(128,131)	—	(291,451)

Balance on December 31, 2024	$—	$(1,543,373)	$(33,212,752)	$(8,230,606)	$(594,398,826)	$(3,622,053)	$(6,913,511)	$—	$(647,921,121)

Balance on January 1, 2024, net	$99,173,616	$201,304	$35,510,833	$1,617,794	$121,247,382	$389,927	$2,001,337	$13,745,856	$273,888,049

Balance on December 31, 2024, net	$98,616,542	$206,241	$35,116,678	$1,580,272	$118,949,781	$546,638	$2,221,582	$15,494,445	$272,732,179

Cost
Balance on January 1, 2025	$98,616,542	$1,749,614	$68,329,430	$9,810,878	$713,348,607	$4,168,691	$9,135,093	$15,494,445	$920,653,300
Additions	—	—	4	—	8,778	—	2	26,939,122	26,947,906
Disposal	—	(1,186)	(4,157)	(989,253)	(17,513,258)	(425,842)	(435,273)	—	(19,368,969)
Others	(355,545)	46,100	(250,191)	796,017	22,939,022	184,567	3,103,642	(27,288,487)	(824,875)

Balance on December 31, 2025	$98,260,997	$1,794,528	$68,075,086	$9,617,642	$718,783,149	$3,927,416	$11,803,464	$15,145,080	$927,407,362

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,543,373)	$(33,212,752)	$(8,230,606)	$(594,398,826)	$(3,622,053)	$(6,913,511)	$—	$(647,921,121)
Depreciation expense	—	(50,482)	(1,293,175)	(597,725)	(25,531,265)	(179,206)	(528,913)	—	(28,180,766)
Disposal	—	1,186	4,157	989,253	17,510,892	425,842	388,645	—	19,319,975
Impairment loss	—	—	—	—	(112,219)	—	—	—	(112,219)
Others	—	—	180,154	(335)	2,292,086	(1,747)	(2,323,001)	—	147,157

Balance on December 31, 2025	$—	$(1,592,669)	$(34,321,616)	$(7,839,413)	$(600,239,332)	$(3,377,164)	$(9,376,780)	$—	$(656,746,974)

Balance on January 1, 2025, net	$98,616,542	$206,241	$35,116,678	$1,580,272	$118,949,781	$546,638	$2,221,582	$15,494,445	$272,732,179

Balance on December 31, 2025, net	$98,260,997	$201,859	$33,753,470	$1,778,229	$118,543,817	$550,252	$2,426,684	$15,145,080	$270,660,388

(Concluded)

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the 3G network no longer provides telecommunications services; therefore, the Company recognized an impairment loss of $112,219 thousand for the year ended December 31, 2025. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the year ended December 31, 2024.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years
Computer equipment	4~6 years
Telecommunications equipment
Telecommunication circuits	10~15 years
Telecommunication machinery and antennas equipment	3~10 years
Transportation equipment	3~7 years
Miscellaneous equipment
Leasehold improvements	2~6 years
Mechanical and air conditioner equipment	5~16 years
Others	3~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2024	$4,757,656	$4,112,159	$8,869,815
Others	(1,801,861)	(702,537)	(2,504,398)

Balance on December 31, 2024	$2,955,795	$3,409,622	$6,365,417

Accumulated depreciation and impairment
Balance on January 1, 2024	$—	$(1,799,909)	$(1,799,909)
Depreciation expense	—	(61,512)	(61,512)
Others	—	319,108	319,108

Balance on December 31, 2024	$—	$(1,542,313)	$(1,542,313)

Balance on January 1, 2024, net	$4,757,656	$2,312,250	$7,069,906

Balance on December 31, 2024, net	$2,955,795	$1,867,309	$4,823,104

Cost
Balance on January 1, 2025	$2,955,795	$3,409,622	$6,365,417
Others	332,361	439,721	772,082

Balance on December 31, 2025	$3,288,156	$3,849,343	$7,137,499

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,542,313)	$(1,542,313)
Depreciation expense	—	(68,469)	(68,469)
Others	—	(139,175)	(139,175)

Balance on December 31, 2025	$—	$(1,749,957)	$(1,749,957)

Balance on January 1, 2025, net	$2,955,795	$1,867,309	$4,823,104

Balance on December 31, 2025, net	$3,288,156	$2,099,386	$5,387,542

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2025	2024
Year 1	$388,814	$387,965
Year 2	226,702	253,039
Year 3	146,412	139,341

(Continued)

	December 31
	2025	2024
Year 4	$89,635	$95,900
Year 5	61,920	64,966
Onwards	131,202	138,457

	$1,044,685	$1,079,668

(Concluded)

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2025	2024
Land and buildings
Handsets base stations	$7,690,181	$7,652,086
Others	768,700	722,663
Equipment	1,435,235	1,685,271

	$9,894,116	$10,060,020

Additions to right-of-use assets	$3,901,162	$3,546,274

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$3,040,197	$3,009,577
Others	379,174	366,446
Equipment	433,191	339,604

	$3,852,562	$3,715,627

The Company did not have significant sublease or impairment of right-of-use assets for the years ended December 31, 2025 and 2024.

b.	Lease liabilities

	December 31
	2025	2024
Lease liabilities
Current	$3,493,065	$3,168,016
Noncurrent	6,525,855	6,872,331

	$10,018,920	$10,040,347

Ranges of discount rates for lease liabilities were as follows:

December 31
	2025	2024
Land and buildings
Handsets base stations	0.37%~2.00%	0.37%~2.00%
Others	0.37%~1.88%	0.37%~1.88%
Equipment	0.37%~1.73%	0.37%~1.68%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between the Company and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 34 for details.

d.	Other lease information

	Year Ended December 31
	2025	2024
Expenses relating to low-value asset leases	$1,126	$929

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$967	$936

Total cash outflow for leases	$3,801,933	$3,593,319

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17.

17.	INVESTMENT PROPERTIES

Investment Properties
Cost
Balance on January 1, 2024	$11,332,100
Additions	4,333
Reclassification	2,426,527

Balance on December 31, 2024	$13,762,960

Accumulated depreciation and impairment
Balance on January 1, 2024	$(1,356,371)
Depreciation expense	(44,772)
Reversal of impairment loss	139,200
Reclassification	(29,032)

Balance on December 31, 2024	$(1,290,975)

Balance on January 1, 2024, net	$9,975,729

Balance on December 31, 2024, net	$12,471,985

Cost
Balance on January 1, 2025	$13,762,960
Additions	7,060
Reclassification	76,578

Balance on December 31, 2025	$13,846,598

Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,290,975)
Depreciation expense	(45,078)
Reversal of impairment loss	28,354
Reclassification	(15,025)

Balance on December 31, 2025	$(1,322,724)

Balance on January 1, 2025, net	$12,471,985

Balance on December 31, 2025, net	$12,523,874

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized reversals of impairment losses of $28,354 thousand and $139,200 thousand for the years ended December 31, 2025 and 2024, respectively. The reversals of impairment losses were included in other income and expenses in the statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2025 and 2024 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2025	2024
Fair value	$44,571,746	$42,636,110

Overall capital interest rate	1.54%~6.11%	1.47%~5.81%
Profit margin ratio	12%~20%	12%~20%
Discount rate	0%~10%	0%~10%
Capitalization rate	0.64%~1.59%	1.12%~2.13%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2025	2024
Year 1	$324,398	$296,183
Year 2	287,210	271,193
Year 3	258,782	240,602
Year 4	251,893	216,712
Year 5	226,279	214,118
Onwards	1,537,833	1,710,215

	$2,886,395	$2,949,023

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Others	Total
Cost
Balance on January 1, 2024	$109,963,431	$1,966,576	$47,421	$111,977,428
Additions - acquired separately	—	160,730	1,431	162,161
Disposal	—	(309,202)	(8,301)	(317,503)

Balance on December 31, 2024	$109,963,431	$1,818,104	$40,551	$111,822,086

(Continued)

	Mobile Broadband Concession	Computer Software	Others	Total
Accumulated amortization and impairment
Balance on January 1, 2024	$(38,202,416)	$(1,478,065)	$(27,951)	$(39,708,432)
Amortization expenses	(6,390,139)	(197,084)	(8,079)	(6,595,302)
Disposal	—	309,202	8,301	317,503

Balance on December 31, 2024	$(44,592,555)	$(1,365,947)	$(27,729)	$(45,986,231)

Balance on January 1, 2024, net	$71,761,015	$488,511	$19,470	$72,268,996

Balance on December 31, 2024, net	$65,370,876	$452,157	$12,822	$65,835,855

Cost
Balance on January 1, 2025	$109,963,431	$1,818,104	$40,551	$111,822,086
Additions - acquired separately	—	50,236	1,659	51,895
Disposal	—	(211,556)	(1,932)	(213,488)
Other	—	—	(904)	(904)

Balance on December 31, 2025	$109,963,431	$1,656,784	$39,374	$111,659,589

Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592,555)	$(1,365,947)	$(27,729)	$(45,986,231)
Amortization expenses	(6,390,138)	(167,753)	(3,436)	(6,561,327)
Disposal	—	211,556	1,866	213,422

Balance on December 31, 2025	$(50,982,693)	$(1,322,144)	$(29,299)	$(52,334,136)

Balance on January 1, 2025, net	$65,370,876	$452,157	$12,822	$65,835,855

Balance on December 31, 2025, net	$58,980,738	$334,640	$10,075	$59,325,453

(Concluded)

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 11 years.

The Company did not recognize any impairment loss on intangible assets for the years ended December 31, 2025 and 2024.

19.	OTHER ASSETS

	December 31
	2025	2024
Spare parts	$2,136,948	$1,995,652
Refundable deposits	1,518,486	1,547,611
Other financial assets	1,000,000	1,000,000
Prepayments for investments (Note 36)	640,000	—
Others	1,606,465	1,516,850

	$6,901,899	$6,060,113

Current
Spare parts	$2,136,948	$1,995,652
Others	8,948	7,348

	$2,145,896	$2,003,000

Noncurrent
Refundable deposits	$1,518,486	$1,547,611
Other financial assets	1,000,000	1,000,000
Prepayments for investments (Note 36)	640,000	—
Others	1,597,517	1,509,502

	$4,756,003	$4,057,113

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

The Company’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2025

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 88,878 /EUR 2,500	March 2026	$35.55	Hedging financial assets (liabilities)	$3,204	$—	$2,071
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 55,383 /EUR 1,500	January 2026	36.92	Hedging financial assets (liabilities)	—	56	1,851

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(3,922)	$3,148	$—

December 31, 2024

		Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 341,036 /EUR 10,000	March 2025	$34.10	Hedging financial assets (liabilities)	$1,133	$1,907	$(730)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$730	$(774)	$—

Year ended December 31, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$3,922	$—	—	$ 1,570 Construction in progress and equipment to be accepted	$ — Other gains and losses

Year ended December 31, 2024

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(730)	$—	—	$ (2,029) Construction in progress and equipment to be accepted	$ — Other gains and losses

21.	BONDS PAYABLE

	December 31
	2025	2024
Unsecured domestic bonds	$25,200,000	$30,500,000
Less: Discounts on bonds payable	(11,862)	(11,794)

	25,188,138	30,488,206
Less: Current portion	(1,899,856)	(8,798,880)

	$23,288,282	$21,689,326

The major terms of unsecured domestic bonds issued by the Company were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above
2025-1 (Sustainable Bond)	-	August 2025 to August 2030	3,500,000	1.73%	The same as above

22.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2025	2024
Trade notes and accounts payable	$11,089,872	$12,373,111

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

23.	OTHER PAYABLES

	December 31
	2025	2024
Accrued salary and compensation	$8,878,770	$8,393,666
Payables to contractors	2,456,737	2,257,342
Accrued compensation to employees and remuneration to directors and supervisors	2,153,743	1,972,050
Amounts collected for others	1,819,920	1,728,914
Accrued maintenance costs	1,181,769	1,112,694
Payables to equipment suppliers	473,956	393,359
Others	6,167,537	5,686,664

	$23,132,432	$21,544,689

24.	PROVISIONS

	December 31
	2025	2024
Decommissioning liabilities	$300,562	$—
Employee benefits	242,849	402,565
Onerous contracts	242,243	255,373
Warranties	153,425	163,477
Others	9,465	13,574

	$948,544	$834,989

Current	$401,912	$325,812
Noncurrent	546,632	509,177

	$948,544	$834,989

	Decommissioning liabilities	Employee Benefits	Onerous Contracts	Warranties	Others	Total
Balance on January 1, 2024	$—	$374,067	$178,712	$157,406	$3,067	$713,252
Additional / (reversal of) provisions recognized	—	30,993	76,661	34,992	11,101	153,747
Used / forfeited during the year	—	(2,495)	—	(28,921)	(594)	(32,010)

Balance on December 31, 2024	$—	$402,565	$255,373	$163,477	$13,574	$834,989

Balance on January 1, 2025	$—	$402,565	$255,373	$163,477	$13,574	$834,989
Additional / (reversal of) provisions recognized	300,562	57,254	(13,130)	5,857	(200)	350,343
Used / forfeited during the year	—	(216,970)	—	(15,909)	(3,909)	(236,788)

Balance on December 31, 2025	$300,562	$242,849	$242,243	$153,425	$9,465	$948,544

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

d.

The provision for decommissioning liabilities represents the Company bears dismantling, removing the asset and restoring the site obligations for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for dismantling, removing the asset and restoring the site.

25.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	Defined benefit plans

The Company completed its privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, the Company transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, the Company was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company with the pension mechanism under the Labor Standards Law in the ROC is considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. The Company contributes an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2025	2024
Present value of funded defined benefit obligations	$27,049,319	$27,731,063
Fair value of plan assets	(34,535,564)	(34,476,712)

Funded status - surplus	$(7,486,245)	$(6,745,649)

Net defined benefit liabilities	$2,318,584	$2,085,962
Net defined benefit assets	(9,804,829)	(8,831,611)

	$(7,486,245)	$(6,745,649)

Movements in the defined benefit obligation and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2024	$30,048,947	$33,916,979	$(3,868,032)
Current service cost	903,348	—	903,348
Interest expense / interest income	368,528	418,268	(49,740)

Amounts recognized in profit or loss	1,271,876	418,268	853,608

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	3,081,661	(3,081,661)
Actuarial gain recognized from changes in financial assumptions	(371,652)	—	(371,652)
Actuarial loss recognized from experience adjustments	1,227,860	—	1,227,860

Amounts recognized in other comprehensive income	856,208	3,081,661	(2,225,453)

Contributions from employer	—	1,239,442	(1,239,442)
Benefits paid	(4,179,638)	(4,179,638)	—
Benefits paid directly by the Company	(266,330)	—	(266,330)

Balance on December 31, 2024	27,731,063	34,476,712	(6,745,649)
Current service cost	810,227	—	810,227
Interest expense / interest income	466,004	596,984	(130,980)

Amounts recognized in profit or loss	1,276,231	596,984	679,247

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,379,624	(2,379,624)
Actuarial gain recognized from changes in demographic assumptions	(7,285)	—	(7,285)
Actuarial loss recognized from changes in financial assumptions	802,229	—	802,229
Actuarial loss recognized from experience adjustments	1,492,334	—	1,492,334

Amounts recognized in other comprehensive income	2,287,278	2,379,624	(92,346)

Contributions from employer	—	1,104,094	(1,104,094)
Benefits paid	(4,021,850)	(4,021,850)	—
Benefits paid directly by the Company	(223,403)	—	(223,403)

Balance on December 31, 2025	$27,049,319	$34,535,564	$(7,486,245)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2025	2024
Operating costs	$319,799	$415,434
Marketing expenses	253,641	313,406
General and administrative expenses	61,652	73,253
Research and development expenses	28,744	32,489

	$663,836	$834,582

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligation is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligation.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary. The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2025	2024
Discount rates	1.50%	1.75%
Expected rates of salary increase	2.50%	2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2025	2024
Discount rates
0.5% increase	$(713,371)	$(780,047)

0.5% decrease	$879,350	$825,198

Expected rates of salary increase
0.5% increase	$946,085	$893,483
0.5% decrease	$(781,802)	$(852,079)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2025	2024
The expected contributions to the plan for the next year	$1,091,519	$1,219,330

The average duration of the defined benefit obligation	6.5 years	6.0 years

As of December 31, 2025, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2026	$2,373,745
2027	3,916,262
2028	3,465,363
2029	2,757,667
2030 and thereafter	12,151,614

$24,664,651

26.	EQUITY

a.	Share capital

1) Common stocks

	December 31
	2025	2024
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2025, the outstanding ADSs were 186,374 thousand common stocks, which equaled 18,637 thousand units and represented 2.40% of the Company’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a) Exercise their voting rights,

b) Sell their ADSs, and

c) Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2025 and 2024 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2024	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086
Unclaimed dividend	—	—	—	—	2,109	—	2,109
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	71,883	—	—	—	—	71,883
Actual disposal of interests in subsidiaries	—	—	406	223,887	—	—	224,293
Changes in equities of subsidiaries	—	—	(92)	—	—	—	(92)

Balance on December 31, 2024	147,329,386	223,835	2,145,041	1,211,494	29,445	20,648,078	171,587,279
Unclaimed dividend	—	—	—	—	1,926	—	1,926
Change in additional paid-in capital from investments in subsidiaries, associates and joint ventures accounted for using equity method	—	(5,929)	—	225,668	—	—	219,739
Actual disposal of interests in subsidiaries	—	—	1,824	8,060	—	—	9,884
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	—	629,972	—	—	—	629,972
Changes in equities of subsidiaries	—	—	2,086	—	—	—	2,086

Balance on December 31, 2025	$147,329,386	$217,906	$2,778,923	$1,445,222	$31,371	$20,648,078	$172,450,886

Additional paid-in capital from share premium, donated capital and the difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when the Company has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of the Company’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the the Company’s Articles of Incorporation, the Company must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to the Company’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2024 and 2023 earnings of the Company approved by the stockholders in their meetings on May 29, 2025 and May 31, 2024 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2024	For Fiscal Year 2023	For Fiscal Year 2024	For Fiscal Year 2023
Reversal of special reserve	$—	$(223,084)
Cash dividends	38,787,232	36,909,931	$5.000	$4.758

The appropriations of earnings for 2025 had been proposed by Chunghwa’s Board of Directors on, 2026. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Cash dividends	$40,338,722	$5.200

The appropriations of earnings for 2025 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2026. Information of the appropriation of the Company’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2025	2024
Beginning balance	$563,605	$520,748
Recognized for the year
Unrealized gain or loss
Equity instruments	534,577	63,749
Share of profits (loss) of subsidiaries, associates and joint ventures accounted for using equity method	110,534	(20,892)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments by subsidiaries	(16)	—

Ending balance	$1,208,700	$563,605

27.	REVENUES

	Year Ended December 31
	2025	2024
Revenue from contracts with customers	$195,061,719	$190,261,382

Other revenues
Government grants income	1,333,574	1,392,143
Rental income	1,110,917	1,094,737
Others	215,657	194,654

	2,660,148	2,681,534

	$197,721,867	$192,942,916

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.	Disaggregation of revenue

Please refer to Note 40 Segment Information for details.

b.	Contract balances

	December 31, 2025	December 31, 2024	January 1, 2024
Trade notes and accounts receivable (Note 10)	$23,024,351	$22,579,093	$21,501,983

Contract assets
Products and service bundling	$4,168,068	$3,991,761	$3,577,392
Others	571,085	514,370	280,673
Less: Loss allowance	(12,192)	(11,374)	(9,460)

	$4,726,961	$4,494,757	$3,848,605

(Continued)

	December 31, 2025	December 31, 2024	January 1, 2024
Current	$2,953,031	$2,840,082	$2,378,557
Noncurrent	1,773,930	1,654,675	1,470,048

	$4,726,961	$4,494,757	$3,848,605

Contract liabilities
Telecommunications business	$12,277,513	$12,262,334	$12,232,712
Project business	10,859,229	7,125,999	5,617,069
Advance house and land receipts (Note 36)	114,020	114,020	—
Others	517,308	403,188	405,292

	$23,768,070	$19,905,541	$18,255,073

Current	$18,549,710	$14,123,368	$12,518,134
Noncurrent	5,218,360	5,782,173	5,736,939

	$23,768,070	$19,905,541	$18,255,073

(Concluded)

The Board of Directors of the Company resolved to sign a joint construction with separate sale and partition contract for the Datong S. Sec., Sanchong Dist., New Taipei City project with LED in August 2021. The Company classified the land of the project as investment properties. Regarding the project, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Note 36 for details.

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2025	2024
Contract assets
Net increase of customer contracts	$3,162,490	$3,291,980
Reclassified to trade receivables	(3,006,542)	(2,864,384)

	$155,948	$427,596

Contract liabilities
Net increase of customer contracts	$77,628	$67,512
Recognized as revenues	(82,196)	(70,680)

	$(4,568)	$(3,168)

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2025	2024
Telecommunications business	$6,763,590	$6,689,634
Project business	4,582,897	4,061,895
Others	290,405	226,887

	$11,636,892	$10,978,416

c.	Incremental costs of obtaining contracts

	December 31
	2025	2024
Noncurrent
Incremental costs of obtaining contracts	$9,981,190	$9,631,413

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining telecommunications service contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31, 2025 and 2024 were $6,998,153 thousand and $6,730,872 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $52,297,792 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $30,067,246 thousand, $16,161,159 thousand and $6,069,387 thousand in 2026, 2027 and 2028, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2025, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $34,357,614 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $17,950,159 thousand, $9,439,733 thousand and $6,967,722 thousand in 2026, 2027 and 2028, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

28.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2025	2024
Loss on disposal of property, plant and equipment, net	$(28,782)	$(15,895)
Impairment loss on property, plant and equipment	(112,219)	—
Reversal of impairment loss on investment properties	28,354	139,200
Gain on disposal of intangible assets, net	276	—

	$(112,371)	$123,305

b.	Other income

	Year Ended December 31
	2025	2024
Dividend income	$271,772	$234,593
Others	96,737	84,524

	$368,509	$319,117

c.	Other gains and losses

	Year Ended December 31
	2025	2024
Foreign currency exchange gain (loss), net	$29,199	$(64,862)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	(96,851)	(143,102)
Gain on disposal of subsidiaries, net	15,290	—
Gain on disposal of associates, net	753,414	—
Others	(30,584)	(9,015)

	$670,468	$(216,979)

d.	Interest expenses

	Year Ended December 31
	2025	2024
Interest on bonds payable	$169,087	$167,760
Interest on lease liabilities	130,754	104,673
Others	1,446	662

	$301,287	$273,095

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2025	2024
Contract assets	$818	$1,914

Trade notes and accounts receivable	$191,600	$169,874

Other receivables	$9,230	$6,067

Inventories	$24,753	$50,759

Property, plant and equipment	$112,219	$—

Investment properties	$(28,354)	$(139,200)

f.	Depreciation and amortization expenses

	Year Ended December 31
	2025	2024
Property, plant and equipment	$28,249,235	$27,874,280
Right-of-use assets	3,852,562	3,715,627
Investment properties	45,078	44,772
Intangible assets	6,561,327	6,595,302
Incremental costs of obtaining contracts	6,998,153	6,730,872

Total depreciation and amortization expenses	$45,706,355	$44,960,853

Depreciation expenses summarized by functions
Operating costs	$30,684,880	$30,227,718
Operating expenses	1,461,995	1,406,961

	$32,146,875	$31,634,679

Amortization expenses summarized by functions
Operating costs	$13,463,701	$13,211,153
Marketing expenses	67,881	68,483
General and administrative expenses	11,477	27,499
Research and development expenses	16,421	19,039

	$13,559,480	$13,326,174

g.	Employee benefit expenses

	Year Ended December 31
	2025	2024
Post-employment benefit
Defined contribution plans	$695,648	$575,315
Defined benefit plans	663,836	834,582

	1,359,484	1,409,897

Other employee benefit
Salaries	18,685,519	18,140,047
Insurance	2,211,593	2,082,752
Others	15,616,414	14,070,595

	36,513,526	34,293,394

Total employee benefit expenses	$37,873,010	$35,703,291

(Continued)

	Year Ended December 31
	2025	2024
Summary by functions
Operating costs	$18,987,575	$18,122,028
Operating expenses	18,885,435	17,581,263

	$37,873,010	$35,703,291

(Concluded)

According to the amendments to the Company’s Articles of Incorporation approved by the Company’s stockholders in their meeting on May 31, 2024, the distribution rate of employees’ compensation increased from 1.7% to 4.3% of pre-tax income to 2% to 5% of pre-tax income, while the distribution rate of directors’ remuneration remained at no more than 0.17%. According to the amendments to the Company’s Articles of Incorporation approved by the Company’s stockholders in their meeting on May 29, 2025, no less than 20% of the total employees’ compensation shall be distributed to non-executive employees. As of December 31, 2025, the payables of the employees’ compensation and the remuneration to directors were $2,111,610 thousand and $42,133 thousand, respectively. Such amounts have been approved by the Company’s Board of Directors on, 2026 and will be reported to the stockholders in their meeting planned to be held on May 29, 2026.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2024 and 2023 approved by the Board of Directors on February 26, 2025 and February 23, 2024, respectively, were as follows:

	Cash
	2024	2023
Compensation distributed to the employees	$1,931,610	$1,522,481
Remuneration paid to the directors	40,440	39,797

There was no difference between the initial accrued amounts recognized in 2024 and 2023 and the amounts approved by the Board of Directors in 2025 and 2024 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of the Company’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

29.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2025	2024
Current tax
Current tax expenses recognized for the year	$8,681,688	$8,358,943
Income tax adjustments on prior years	—	(134,281)

(Continued)

	Year Ended December 31
	2025	2024
Others	$4,102	$3,893

	8,685,790	8,228,555

Deferred tax
Deferred tax expenses recognized for the year	16,374	155,535

Income tax expense recognized in profit or loss	$8,702,164	$8,384,090

(Concluded)

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2025	2024
Income before income tax	$47,414,568	$45,604,554

Income tax expense calculated at the statutory rate	$9,482,914	$9,120,911
Nondeductible income and expenses in determining taxable income	8,281	10,938
Tax-exempt income	(620,628)	(434,926)
Investment credits	(219,522)	(194,802)
Income tax adjustments on prior years	—	(134,281)
Others	51,119	16,250

Income tax expense recognized in profit or loss	$8,702,164	$8,384,090

The applicable tax rate used by the Company is 20%.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2025	2024
Deferred tax
Remeasurement on defined benefit pension plan	$18,469	$445,091

c.	Current tax liabilities

	December 31
	2025	2024
Current tax liabilities
Income tax payable	$4,586,870	$4,147,707

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2025

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plan	$1,048,065	$12,299	$(18,469)	$1,041,895
Allowance for doubtful receivables over quota	117,456	40,000	—	157,456
Valuation loss on financial assets	73,920	19,370	—	93,290
Impairment loss on assets	59,573	22,310	—	81,883
Estimated decommissioning liabilities	—	60,112	—	60,112
Valuation loss on onerous contracts	45,575	2,873	—	48,448
Inventory valuation and obsolescence losses	46,399	(1,213)	—	45,186
Seniority bonus	72,911	(31,943)	—	40,968
Estimated warranty liabilities	32,695	(2,010)	—	30,685
Unrealized foreign exchange loss, net	—	19,270	—	19,270
Accrued award credits liabilities	14,822	(1,931)	—	12,891
Deferred revenue	4,667	(4,667)	—	—
Others	—	1,364	—	1,364

	$1,516,083	$135,834	$(18,469)	$1,633,448

Deferred income tax liabilities
Temporary differences
Defined benefit pension plan	$2,397,195	$141,949	$—	$2,539,144
Deferred revenue for award credits	111,653	11,839	—	123,492
Land value incremental tax	94,986	—	—	94,986
Unrealized foreign exchange gain, net	1,580	(1,580)	—	—

	$2,605,414	$152,208	$—	$2,757,622

For the year ended December 31, 2024

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plan	$1,482,865	$10,291	$(445,091)	$1,048,065
Allowance for doubtful receivables over quota	142,583	(25,127)	—	117,456
Valuation loss on financial assets	45,300	28,620	—	73,920
Impairment loss on assets	59,778	(205)	—	59,573
Valuation loss on onerous contracts	36,538	9,037	—	45,575
Inventory valuation and obsolescence losses	43,249	3,150	—	46,399
Seniority bonus	67,211	5,700	—	72,911
Estimated warranty liabilities	31,481	1,214	—	32,695
Accrued award credits liabilities	16,547	(1,725)	—	14,822
Deferred revenue	14,376	(9,709)	—	4,667
Others	19	(19)	—	—

	$1,939,947	$21,227	$(445,091)	$1,516,083

Deferred income tax liabilities
Temporary differences
Defined benefit pension plan	$2,256,472	$140,723	$—	$2,397,195
Deferred revenue for award credits	66,448	45,205	—	111,653
Land value incremental tax	94,986	—	—	94,986
Unrealized foreign exchange gain, net	10,746	(9,166)	—	1,580

	$2,428,652	$176,762	$—	$2,605,414

e.	All deductible temporary differences were recognized as deferred tax assets in the balance sheets.

f.	Income tax examinations

Income tax returns of the Company have been examined by the tax authorities through 2022.

30.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2025	2024
Net income used to compute the basic earnings per share	$38,712,404	$37,220,464
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(5,288)	(3,251)

Net income used to compute the diluted earnings per share	$38,707,116	$37,217,213

Weighted Average Number of Common Stocks

	(Thousand Shares)
	Year Ended December 31
	2025	2024
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	18,565	17,482

Weighted average number of common stocks used to compute the diluted earnings per share	7,776,012	7,774,929

As the Company may settle the employee compensation in shares or cash, the Company shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

31.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing Activities	2025	2024
Additions of property, plant and equipment	$26,947,906	$26,896,785
Changes in other payables	(309,925)	18,353

Payments for acquisition of property, plant and equipment	$26,637,981	$26,915,138

Financing Activities

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on December 31,
	2025	Activities	New Leases	Others	Interest Paid	2025
Lease liabilities	$10,040,347	$(3,669,086)	$3,901,162	$(122,749)	$(130,754)	$10,018,920

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on December 31,
	2024	Activities	New Leases	Others	Interest Paid	2024
Lease liabilities	$10,187,010	$(3,486,781)	$3,546,274	$(101,483)	$(104,673)	$10,040,347

32.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt and the equity of the Company.

The Company is required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

33.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

	December 31
	2025		2024
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000,000	$2,010,142	$2,000,000	$2,002,268

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$25,188,138	$25,196,749	$30,488,206	$30,485,103

The fair value of bonds is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,204	$—	$3,204
Non-listed stocks	—	—	588,124	588,124
Limited partnership	—	—	472,112	472,112
Other investing agreements	—	—	69,697	69,697

	$—	$3,204	$1,129,933	$1,133,137

Financial assets at FVOCI
Non-listed stocks	$—	$—	$6,341,812	$6,341,812

Hedging financial assets	$—	$3,204	$—	$3,204

Hedging financial liabilities	$—	$56	$—	$56

December 31, 2024

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$27	$—	$27
Non-listed stocks	—	—	644,312	644,312
Limited partnership	—	—	276,479	276,479
Other investing agreements	—	—	36,757	36,757

	$—	$27	$957,548	$957,575

Financial assets at FVOCI
Non-listed stocks	$—	$—	$4,446,650	$4,446,650

Hedging financial assets	$—	$1,133	$—	$1,133

Hedging financial liabilities	$—	$1,907	$—	$1,907

There were no transfers between Levels 1 and 2 for the years ended December 31, 2025 and 2024.

The reconciliations for financial assets measured at Level 3 were listed below:

2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2025	$957,548	$4,446,650	$5,404,198
Acquisition	295,792	1,399,495	1,695,287
Recognized in profit or loss under “Other gains and losses”	(100,028)	—	(100,028)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	534,577	534,577
Proceeds from capital reduction of the investees and profit distribution	(23,379)	(38,910)	(62,289)

Balance on December 31, 2025	$1,129,933	$6,341,812	$7,471,745

Unrealized gain or loss in 2025	$(100,090)

2024

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2024	$983,799	$4,100,121	$5,083,920
Acquisition	158,909	282,780	441,689
Recognized in profit or loss under “Other gains and losses”	(142,646)	—	(142,646)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	63,749	63,749
Proceeds from capital reduction of the investees and profit distribution	(42,514)	—	(42,514)

Balance on December 31, 2024	$957,548	$4,446,650	$5,404,198

Unrealized gain or loss in 2024	$(139,182)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	December 31
	2025	2024
Discount for lack of marketability	10.00%~20.00%	20.00%
Noncontrolling interests discount	10.00%~25.00%	15.00%~25.00%
Growth rate of long-term revenue	1.33%	0.12%
Discount rate	8.21%~11.60%	8.32%~14.40%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2025	2024
Discount for lack of marketability
5% increase	$(116,500)	$(55,165)

5% decrease	$116,500	$55,165

Noncontrolling interests discount
5% increase	$(117,121)	$(46,663)

5% decrease	$117,121	$46,663

Growth rate of long-term revenue
0.1% increase	$40,424	$31,347

0.1% decrease	$(39,685)	$(30,798)

Discount rate
1% increase	$(457,823)	$(362,930)

1% decrease	$560,233	$439,187

Categories of Financial Instruments

	December 31
	2025	2024
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,133,137	$957,575
Hedging financial assets	3,204	1,133
Financial assets at amortized cost (Note a)	73,112,609	73,334,580
Financial assets at FVOCI	6,341,812	4,446,650
Financial liabilities
Hedging financial liabilities	56	1,907
Financial liabilities at amortized cost (Note b)	57,868,841	63,887,049

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other assets).

Note b:	The balances included trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and bonds payable (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Company reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 38 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2025	2024
Assets
EUR	$6,408	$1,160
Liabilities
EUR	56	1,907

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR and SGD.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2025	2024
Profit or loss
Monetary assets and liabilities (a)
USD	$60,069	$12,854
EUR	(70,561)	(49,238)
SGD	(620)	(56,055)
Derivatives (b)
EUR	4,613	512
Equity
Derivatives (c)
EUR	7,380	17,070

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2025	2024
Fair value interest rate risk
Financial assets	$32,357,508	$40,233,358
Financial liabilities	35,207,058	40,528,553
Cash flow interest rate risk
Financial assets	10,828,566	5,565,363

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $27,071 thousand and $13,913 thousand for the years ended December 31, 2025 and 2024, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $53,012 thousand and $317,091 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2025. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $46,040 thousand and $222,333 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2024.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

December 31, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,358,603	$—	$2,153,743	$5,115,377	$—	$43,627,723
Fixed interest rate instruments	0.71	14,904	47,925	2,096,214	22,675,050	1,001,667	25,835,760

		$36,373,507	$47,925	$4,249,957	$27,790,427	$1,001,667	$69,463,483

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,512,166	$5,041,786	$1,561,416	$132,631	$10,247,999

December 31, 2024

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,600,632	$—	$1,972,050	$5,108,234	$—	$43,680,916
Fixed interest rate instruments	0.53	13,527	45,166	8,968,938	17,248,299	4,719,400	30,995,330

		$36,614,159	$45,166	$10,940,988	$22,356,533	$4,719,400	$74,676,246

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,183,715	$4,830,949	$2,096,300	$149,388	$10,260,352

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2025
Gross settled
Forward exchange contracts
Inflow	$55,327	$184,164	$—	$—	$239,491
Outflow	55,383	177,756	—	—	233,139

	$(56)	$6,408	$—	$—	$6,352

(Continued)

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2024
Gross settled
Forward exchange contracts
Inflow	$—	$350,466	$—	$—	$350,466
Outflow	—	351,213	—	—	351,213

	$—	$(747)	$—	$—	$(747)

(Concluded)

2)	Financing facilities

	December 31
	2025	2024
Unsecured bank loan facilities
Amount used	$—	$—
Amount unused	19,910,000	48,968,000

	$19,910,000	$48,968,000

34.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in the Company. The Company provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Senao International Co., Ltd.	Subsidiary
Light Era Development Co., Ltd.	Subsidiary
Donghwa Telecom Co., Ltd.	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary
Chunghwa System Integration Co., Ltd.	Subsidiary
Chunghwa Investment Co., Ltd.	Subsidiary
CHIEF Telecom, Inc.	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary
Prime Asia Investments Group Ltd.	Subsidiary
Spring House Entertainment Tech. Inc.	Subsidiary
Chunghwa Telecom Global, Inc.	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary
Smartfun Digital Co., Ltd.	Subsidiary
Chunghwa Telecom Japan Co., Ltd.	Subsidiary
Honghwa International Co., Ltd.	Subsidiary
Chunghwa Leading Photonics Tech. Co., Ltd.	Subsidiary

(Continued)

Company	Relationship
Chunghwa Telecom (Thailand) Co., Ltd.	Subsidiary
Chunghwa Telecom Europe GmbH	Subsidiary
CHT Security Co., Ltd.	Subsidiary
International Integrated Systems, Inc.	Subsidiary
Chunghwa Digital Cultural and Creative Capital Co., Ltd	Subsidiary
CHT InventAI Co., Ltd.	Subsidiary
Youth Co., Ltd. (“Youth”)	Subsidiary of SENAO
Aval Technologies Co., Ltd. (“Aval”)	Subsidiary of SENAO
Senyoung Insurance Agent Co., Ltd.	Subsidiary of SENAO
ISPOT Co., Ltd.	Subsidiary of Youth
Wiin Technologies Co., Ltd.	Subsidiary of Aval
Unigate Telecom Inc.	Subsidiary of CHIEF
Chief International Corp.	Subsidiary of CHIEF
Shanghai Chief Telecom Co., Ltd. (“SCT”)	Subsidiary of CHIEF
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chunghwa Precision Test Tech. USA Corporation	Subsidiary of CHPT
CHPT Japan Co., Ltd.	Subsidiary of CHPT
Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Subsidiary of CHPT
Chunghwa Telecom Malaysia SDN. BHD. (“CHTM”)	Subsidiary of CHTS (Note 1)
TestPro Investment Co., Ltd. (“TestPro”)	Subsidiary of CHPT
NavCore Tech Co., Ltd.	Subsidiary of TestPro
Chunghwa Hsingta Co., Ltd.	Subsidiary of Prime Asia
Shanghai Taihua Electronic Technology Limited	Subsidiary of CHPT (International)
Su Zhou Precision Test Tech. Ltd.	Subsidiary of CHPT (International)
Unitronics Technology Corp.	Subsidiary of IISI
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc. (“SNI”)	Associate of SENAO
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate of CHTS
CHT Infinity Singapore Pte., Ltd. (“CISG”)	Associate of CHTS
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate of CHYP
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate of CHI
Imedtac Co., Ltd.	Associate of CHI
Baohwa Trust Co., Ltd.	Associate of CHTSC
Gather Works Co., Ltd. (“GW”)	Associate of CHI (Note 2)
Porrima Inc. (“PORRIMA”)	Associate of CHI (Note 3)
Taiwania Hive Technology Fund L.P.	Associate

(Continued)

Company	Relationship
Chunghwa Sochamp Technology Inc.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by the Company exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Ba Gua Liao Foundation	Substantial related party of SENAO
Cih Yue Charity Foundation	Substantial related party of SENAO
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
UDN Digital Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

Note 1: CHTS established CHTM in June 2025.

Note 2: CHI invested and established GW in April 2025.

Note 3: CHI participated in the capital increase of PORRIMA in May 2024.

b.

Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2025	2024
Subsidiaries	$6,553,638	$6,375,076
Associates	133,514	193,472
Others	3,279	5,092

	$6,690,431	$6,573,640

	Operating Costs and Expenses
	Year Ended December 31
	2025	2024
Subsidiaries	$12,783,425	$12,704,657
Associates	535,901	960,748
Others	58,700	59,858

	$13,378,026	$13,725,263

2)	Non-operating transactions

	Non-operating Income and (Expenses)
	Year Ended December 31
	2025	2024
Subsidiaries	$270	$(956)
Associates	(6,516)	(7,354)
Others	(6)	(6)

	$(6,252)	$(8,316)

3)	Receivables

	December 31
	2025	2024
Subsidiaries	$785,269	$822,266
Associates	72,617	82,132
Others	—	2

	$857,886	$904,400

4)	Payables

	December 31
	2025	2024
Subsidiaries	$4,247,641	$4,272,574
Associates	127,894	465,951

	$4,375,535	$4,738,525

5)	Customers’ deposits

	December 31
	2025	2024
Subsidiaries	$11,110	$13,071
Associates	2,293	3,407

	$13,403	$16,478

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2025	2024
Subsidiaries	$855,761	$542,509
Associates	21,376	143,986

	$877,137	$686,495

7)	Lease-in agreements

The Company entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of the Company approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, the Company acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31
	2025	2024
Lease liabilities - current	$297,328	$204,393
Lease liabilities - noncurrent	1,191,341	1,463,029

	$1,488,669	$1,667,422

The interest expense recognized for the aforementioned lease liabilities were $6,630 thousand and $7,478 thousand for the years ended December 31, 2025 and 2024, respectively.

8)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	December 31
	2025	2024
Bank deposits and other financial assets	$2,003,007	$2,003,657

The interest income recognized for the aforementioned bank deposits and other financial assets were $37,678 thousand and $23,088 thousand for the years ended December 31, 2025 and 2024, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2025	2024
Short-term employee benefits	$82,644	$79,731
Post-employment benefits	5,139	4,289

	$87,783	$84,020

The compensation of directors and key management personnel was determined by the compensation committee having regard to the performances and market trends.

35.	PLEDGED ASSETS

The following assets are pledged to the trust account the Company entrusts to Land Bank of Taiwan for fund control:

	Year Ended December 31
	2025	2024
Restricted assets (included in other assets - others)	$114,980	$114,254

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2025 were as follows:

a.	Acquisitions of property, plant and equipment of $21,510,051 thousand.

b.	Acquisitions of telecommunications-related inventory of $6,826,887 thousand.

c.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

d.

The Company committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB in maintaining a healthy financial condition.

e.

The Company signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand; as of December 31, 2025, the Company had paid the amount of EUR 117,705 thousand. The Company signed a contract for Astranis block 3 Satellite with Astranis Space Technologies Corp. for a total transaction price of USD 115,000 thousand; as of December 31, 2025, the Company had paid the amount of USD 17,080 thousand. The aforementioned amounts are classified as prepayments.

f.	The Company has signed the house and land presale contracts amounting to $950,670 thousand and has received $114,020 thousand in accordance with the contracts (classified as contract liabilities).

g.

The Company’s Board of Directors approved an investment in Cultural Content Industry Fund in February 2024, and the investment amount is capped at $1,200,000 thousand. The Company injected $640,000 thousand in December 2025, which was classified as other assets - prepayments for investments.

h.	The Company entered into a long-term energy purchase agreement with the supplier. The relative fulfillment period, quantity and price are specified in the agreement.

37.	SIGNIFICANT SUBSEQUENT EVENTS

None	to report.

38.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The information of significant assets and liabilities denominated in foreign currencies was as follows:

	December 31, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$79,820	31.43	$2,508,746
EUR	1,143	36.90	42,190
SGD	63,198	24.45	1,545,197
Non-monetary items
Investments accounted for using equity method
USD	79,651	31.43	2,503,414
EUR	3,097	36.90	114,274
HKD	245,231	4.038	990,245
JPY	1,784,514	0.201	358,331
VND	557,529,204	0.001	657,885
RMB	40,250	4.496	180,965
THB	163,356	1.002	163,667
Liabilities denominated in foreign currencies
Monetary items
USD	41,596	31.43	1,307,364
EUR	39,388	36.90	1,453,403
SGD	63,705	24.45	1,557,595

	December 31, 2024
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$33,462	32.79	$1,097,055
EUR	1,317	34.14	44,959
SGD	24,970	24.13	602,526
Non-monetary items
Investments accounted for using equity method
USD	73,618	32.79	2,413,564
EUR	3,420	34.14	116,752
HKD	219,826	4.222	928,105
JPY	1,338,069	0.210	280,861
VND	511,492,454	0.001	649,595
RMB	41,037	4.478	183,762
THB	155,702	0.962	149,832
Liabilities denominated in foreign currencies
Monetary items
USD	25,621	32.79	839,976
EUR	30,161	34.14	1,029,714
SGD	71,431	24.13	1,723,623

The unrealized foreign currency exchange gains and losses were loss of $67,045 thousand and gain of $7,900 thousand for the years ended December 31, 2025 and 2024, respectively. Due to the various foreign currency transactions of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

39.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Significant marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

g.	Information on investments in Mainland China:

1)

The name of the investee in Mainland China, its main businesses and products, paid-in capital, method of investment, information on inflow or outflow of capital, ownership percentage, net income (loss) of the investee, share of profit (loss) of the investee, ending balance, amount received as dividends from the investee, and the limit on the amount of investment in Mainland China: Please see Table 6.

2)

Significant transactions with the investee in Mainland China occurring directly or indirectly through a third region, and the prices, terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: None.

40.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2025
Revenues
From external customers	$122,010,903	$67,942,568	$6,563,781	$1,204,615	$197,721,867
Intersegment revenues	154,541	—	161,004	—	315,545

Segment revenues	$122,165,444	$67,942,568	$6,724,785	$1,204,615	198,037,412

Intersegment elimination					(315,545)

Consolidated revenues					$197,721,867

Segment income before income tax	$30,372,943	$11,653,223	$2,097,659	$3,290,743	$47,414,568

Year ended December 31, 2024
Revenues
From external customers	$119,277,477	$65,954,094	$6,514,513	$1,196,832	$192,942,916
Intersegment revenues	165,981	7	149,604	—	315,592

Segment revenues	$119,443,458	$65,954,101	$6,664,117	$1,196,832	193,258,508

Intersegment elimination					(315,592)

Consolidated revenues					$192,942,916

Segment income before income tax	$28,705,132	$12,234,665	$2,244,119	$2,420,638	$45,604,554

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2025
Share of profits (loss) of associates and joint ventures accounted for using equity method	$(106,011)	$1,146,054	$667,232	$447,785	$2,155,060

Interest income	$492	$19,813	$11,402	$693,219	$724,926

Interest expenses	$199,580	$92,754	$8,124	$829	$301,287

Depreciation and amortization	$33,456,051	$10,621,600	$1,382,933	$245,771	$45,706,355

Impairment loss on property, plant and equipment	$90,157	$22,040	$22	$—	$112,219

Reversal of impairment loss on investment properties	$—	$—	$—	$28,354	$28,354

Year ended December 31, 2024
Share of profits of associates and joint ventures accounted for using equity method	$58,199	$992,619	$646,539	$353,471	$2,050,828

Interest income	$447	$13,152	$10,343	$587,541	$611,483

Interest expenses	$180,739	$83,131	$8,456	$769	$273,095

Depreciation and amortization	$33,086,644	$10,304,636	$1,335,306	$234,267	$44,960,853

Reversal of impairment loss on investment properties	$—	$—	$—	$139,200	$139,200

Main Products and Service Revenues

	Year Ended December 31
	2025	2024
Consumer Business
Mobile services	$62,783,726	$60,761,873
Fixed-line services	43,208,169	42,967,552
Sales	14,121,384	13,715,002
Others	1,897,624	1,833,050

	122,010,903	119,277,477

Enterprise Business

Fixed-line services	32,045,916	32,131,190
ICT business	23,131,218	21,797,016
Mobile services	9,976,715	9,622,435
Others	2,788,719	2,403,453

	67,942,568	65,954,094

International Business
Fixed-line services	3,400,495	3,554,671
ICT business	2,546,270	2,161,127
Others	617,016	798,715

	6,563,781	6,514,513

Others	1,204,615	1,196,832

	$197,721,867	$192,942,916

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2025	2024
Taiwan, ROC	$194,717,759	$189,896,761
Overseas	3,004,108	3,046,155

	$197,721,867	$192,942,916

The Company does not have material noncurrent assets in foreign operations.

Major Customers

For the years ended December 31, 2025 and 2024, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$644,013	$300,000	$300,000	$300,000	$—	4.66	$3,220,063	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	644,013	200,000	200,000	200,000	—	3.11	3,220,063	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

SIGNIFICANT MARKETABLE SECURITIES HELD

DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI - noncurrent	172,927	$4,352,638	12	$4,352,638	—
	iKala Global Online Corp.	—	Financial assets at FVOCI - noncurrent	112,500	313,036	—	313,036	Note 4
	KKCompany Technologies Inc.	—	Financial assets at FVOCI - noncurrent	12,039	1,029,327	8	1,029,327	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI - noncurrent	136	110,936	—	110,936	Note 4
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI - noncurrent	5,252	19,183	17	19,183	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI- noncurrent	1,200	4,749	2	4,749	—
	Innovation Works Limited	—	Financial assets at FVOCI- noncurrent	1,000	6,908	—	6,908	Note 4
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI- noncurrent	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI- noncurrent	7,617	—	3	—	—
	Taiwan Smart Electricity & Energy Co., Ltd.	—	Financial assets at FVOCI- noncurrent	19,688	177,939	13	177,939	—
	Cornerstone Ventures Co., Ltd.	—	Financial assets at FVOCI- noncurrent	25	186	5	186	—
	Da Da Broadband Ltd.	—	Financial assets at FVOCI- noncurrent	4,800	288,000	8	288,000	—
	Manuscript Inc.	—	Financial assets at FVOCI- noncurrent	13	38,910	8	38,910	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	400,115	—	400,115	Note 4
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	176,929	9	176,929	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	11,080	4	11,080	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	349,962	10	349,962	—
	TRF 1 L.P.	—	Financial assets at FVTPL - noncurrent	—	122,150	10	122,150	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,010,142	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI - noncurrent	1,200	9,753	9	9,753	—
CHIEF Telecom Inc.	Stocks
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI - current	361	18,555	—	18,555	Notes 2 and 4
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI - noncurrent	1,875	59,821	1	59,821	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI - noncurrent	4,571	33,213	11	33,213	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI - noncurrent	2,309	18,173	7	18,173	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI - noncurrent	600	26,709	9	26,709	—

(Continued)

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2025				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	ioNetworks Inc.	—	Financial assets at FVOCI - noncurrent	107	$11,491	—	$11,491	Note 4
	iSing99 Inc.	—	Financial assets at FVOCI - noncurrent	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI - noncurrent	20,000	—	2	—	—
	Horng Yu Electric Co., Ltd.	—	Financial assets at FVOCI - noncurrent	400	194,000	1	194,000	Note 2
	Navstar Electronics Co., Ltd.	—	Financial assets at FVTPL - noncurrent	3,000	39,303	—	39,303	Note 4
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	27,544	3	27,544	—
TestPro Investment Co., Ltd.	Stocks
	Yokowo Co., Ltd	—	Financial assets at FVOCI - noncurrent	52	23,431	—	23,431	Note 2
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	14,572	—	14,572	Note 4
	CyCraft Technology Corporation	—	Financial assets at FVOCI - noncurrent	912	66,478	3	66,478	—
	Fubon Financial Holding Co., Ltd.	—	Financial assets at FVOCI - noncurrent	36	1,922	—	1,922	Notes 2 and 4
	Corporate bonds
	Mercuries Life Insurance Co., Ltd.	—	Financial assets at amortized cost	—	20,300	—	20,002	Note 3

Note 1:	Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period in the stock market.

Note 3:	Fair value was based on the weighted average price per 100 units of par value for bonds on the last trading day of the reporting period in the over-the-counter market.

Note 4:	Preferred stocks.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 3)		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$4,934,806	2	30 days	$—	—	$220,475	1
			Purchase	1,356,587	1	30~90 days	—	—	(1,062,359)	(7)
	CHIEF Telecom Inc.	Subsidiary	Sales	518,373	—	30 days	—	—	69,415	—
			Purchase	135,038	—	30 days	—	—	(17,003)	—
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	192,787	—	30 days	—	—	(62,483)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,225,190	1	30 days	—	—	(506,721)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	220,239	—	30~60 days	—	—	3,708	—
			Purchase	7,582,106	6	30~60 days	—	—	(1,708,370)	(11)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	192,820	—	30 days	—	—	56,577	—
			Purchase	528,923	—	90 days	—	—	(116,562)	(1)
	Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Purchase	128,268	—	30~90 days	—	—	(19,856)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	187,219	—	30 days	—	—	(174,695)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	142,763	—	30~90 days	—	—	27,321	—
			Purchase	289,110	—	90 days	—	—	(67,502)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	322,151	—	30 days	—	—	(33,449)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	711,742	1	30 days	—	—	(109,050)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	161,981	—	30 days	—	—	45,438	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	255,021	—	30~90 days	—	—	(8,645)	—
	WiAdvance Technology Corporation	Associate	Purchase	162,634	—	60 days	—	—	(42,280)	—
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Purchase	264,107	1	30 days	—	—	(7,774)	—
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	108,732	—	60 days	—	—	28,390	1
CHIEF Telecom Inc.	So-net Entertainment Taiwan Limited	Associate	Sales	139,066	4	30 days	—	—	10,919	3
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	170,220	4	90 days	—	—	72,740	11

Note 1:	Purchases include costs to acquire services.

Note 2:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$397,076	10.88	$—	—	$380,959	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,215,809	8.12	—	—	212,480	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	506,721	4.54	—	—	292,955	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,735,718	4.97	—	—	616,172	—
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	109,050	7.66	—	—	72,303	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	116,562	5.88	—	—	65,865	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	174,695	7.81	—	—	162,526	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	72,740	1.60	—	—	15,284	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,745,625	$445,292	$117,446	Subsidiary (Note 3)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,830,021	18,892	10,771	Subsidiary
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	990,245	101,622	101,622	Subsidiary
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,349,725	266,078	266,082	Subsidiary
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	689,976	38,140	33,678	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,210,297	1,227,441	699,241	Subsidiary
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,736,466	311,080	277,049	Subsidiary
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	180,965	(3,408)	(3,408)	Subsidiary
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	725,618	365,125	362,788	Subsidiary (Note 3)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	195,379	7,096	5,315	Subsidiary
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	76,025	5,113	5,113	Subsidiary
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	919,632	98,703	98,703	Subsidiary
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	230,580	23,058	57	1,106,750	436,927	291,121	Subsidiary
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	163,667	7,293	7,293	Subsidiary
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	164,226	28,577	16,015	Subsidiary
	Chunghwa Leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	62	218,164	68,355	47,568	Subsidiary
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	86,103	21,604	13,142	Subsidiary
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	358,331	101,299	93,387	Subsidiary
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	503,369	507,363	35,920	45	764,721	152,442	69,391	Subsidiary
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	50,000	5,000	100	28,300	(10,715)	(10,900)	Subsidiary
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	122,675	122,675	3,500	100	114,274	(11,360)	(11,360)	Subsidiary
	CHT InventAI Co., Ltd.	Taiwan	AI software, system development, application services, and enterprise consulting	120,000	—	12,000	100	119,237	(763)	(763)	Subsidiary

(Continued)

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$293,582	$288,327	—	30	$581,860	$433,687	$130,106	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	378,089	260,582	112,765	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	—	67,025	—	—	—	(81,804)	(24,541)	Associate (Note 7)
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	126,836	(221,199)	(66,360)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	265,349	85,048	19,588	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	135,189	155,053	41,353	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	252,258	(734)	(367)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	—	4,900	—	—	—	(1)	—	Associate (Note 5)
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,591,348	(856,008)	(389,810)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,083	(329)	(168)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	260,570	(45,554)	(12,870)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	288,405	—	40	234,057	(49,829)	(20,141)	Associate
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	—	(11,414)	—	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	578,186	19,582	33	2,023,706	307,052	101,807	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	153,943	835	(7,455)	Subsidiary
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	13,740	100	155,331	12,611	12,610	Subsidiary
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	141,343	34,466	34,466	Subsidiary
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,532	86	86	Subsidiary
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	45,836	4,616	4,616	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	344,530	486,684	185,574	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	53,947	(768)	(307)	Associate
	Chunghwa Telecom Malaysia SDN. BHD.	Malaysia	International private leased circuit, IP VPN service, and ICT services	45,540	—	6,219	100	44,328	(2,056)	(2,056)	Subsidiary
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	175,951	178,608	11,063	34	2,959,109	997,181	340,890	Subsidiary
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	106,471	1,227,441	35,991	Associate
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,706	445,292	1,726	Associate
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	—	65,175	—	—	—	(12,983)	(3,544)	Associate (Note 6)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2025			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2025	December 31, 2024	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	$91,381	$91,381	2,559	10	$53,608	$(20,658)	$(3,204)	Associate
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	80,000	80,000	8,000	9	73,731	(51,738)	(5,174)	Associate
	Gather Works Co., Ltd.	Taiwan	Film and drama IP development, copyright management and copyright sales	14,400	—	1,440	48	12,123	(4,744)	(2,277)	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	107,069	1,783	1,819	Subsidiary
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,220	92	92	Subsidiary
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	133,449	(15,971)	(9,454)	Subsidiary
	TestPro Investment Co., Ltd.	Taiwan	Investment	195,000	135,000	19,500	100	84,812	(13,200)	(11,489)	Subsidiary
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	17,727	(24,644)	(13,370)	Subsidiary
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	180,965	(3,408)	(3,408)	Subsidiary
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,970	537	521	Subsidiary
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	5,029	100	62,124	9,524	9,524	Subsidiary
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	2,450	49	41,579	(9,989)	(4,800)	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	60,904	(1,209)	(1,209)	Subsidiary
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	18,269	25,208	6,302	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	CVC was approved to end and dissolve its business in November 2024, and CVC completed its liquidation in August 2025.

Note 6:	CHI disposed of all its shares of ATT in October 2025.

Note 7:	The Company disposed of all its shares of KKBOXTW in November 2025.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

INVESTMENTS IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2025

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2025	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2025	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2025	Accumulated Inward Remittance of Earnings as of December 31, 2025	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Note 6
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Note 7
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	611	100	611	9,732	—	Note 8
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	(16,690)	100	(16,690)	138,446	—	Note 8
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	5,851	49	2,867	8,662	10,194	Note 9

Investor	Accumulated Investment in Mainland China as of December 31, 2025	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$240,474,045
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	5,268,256
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	2,184,159

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	Shanghai Chief Telecom Co., Ltd. was a reinvestment through CHIEF Telecom Inc.

THE CONTENTS OF STATEMENTS OF MAJOR ACCOUNTING ITEMS

ITEM	STATEMENT INDEX
MAJOR ACCOUNTING ITEMS IN ASSETS, LIABILITIES AND EQUITY
STATEMENT OF CASH AND CASH EQUIVALENTS	1
STATEMENT OF FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	2 and Note 7
STATEMENT OF HEDGING FINANCIAL INSTRUMENTS	Note 20
STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET	3
STATEMENT OF INVENTORIES	4
STATEMENT OF PREPAYMENTS	Note 12
STATEMENT OF OTHER CURRENT MONETARY ASSETS	Note 13
STATEMENT OF OTHER CURRENT ASSETS	Note 19
STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT	5
STATEMENT OF FINANCIAL ASSETS AT AMORTIZED COST	Note 9
STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD	6
STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT	Note 15
STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS	7
STATEMENT OF CHANGES IN INVESTMENT PROPERTIES	Note 17
STATEMENT OF CHANGES IN INTANGIBLE ASSETS	Note 18
STATEMENT OF DEFERRED INCOME TAX ASSETS	Note 29
STATEMENT OF OTHER NONCURRENT ASSETS	Note 19
STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE	8
STATEMENT OF OTHER PAYABLES	Note 23
STATEMENT OF CHANGES IN PROVISIONS	Note 24
STATEMENT OF BONDS PAYABLE	9
STATEMENT OF LEASE LIABILITIES	10
STATEMENT OF DEFERRED INCOME TAX LIABILITIES	Note 29
MAJOR ACCOUNTING ITEMS IN PROFIT OR LOSS
STATEMENT OF REVENUES	Note 40
STATEMENT OF OPERATING COSTS	11
STATEMENT OF OPERATING EXPENSES	12
STATEMENT OF OTHER INCOME AND EXPENSES	Note 28
STATEMENT OF INTEREST EXPENSES	Note 28
STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION	13

STATEMENT 1

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CASH AND CASH EQUIVALENTS

DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Item	Period	Annual Interest Rate / Earnings Rate	Amount
Cash
Cash on hand			$122,131
Bank deposits
Checking deposits			681,390
Demand deposits(Note)			10,828,566

			11,632,087

Cash equivalents
Commercial paper
Mega Bills Finance Co., Ltd.	2025.11.24~2026.02.04	1.44%~1.45%	2,093,246
China Bills Finance Corporation	2025.11.26~2026.02.04	1.43%~1.45%	1,989,170
International Bills Finance Corporation	2025.11.24~2026.01.23	1.45%~1.46%	1,601,810
Taiwan Cooperative Bills Finance Corporation	2025.12.12~2026.01.14	1.35%	897,455
Grand Bills Finance Corporation	2025.12.22~2026.02.04	1.45%	500,000
Taishin International Bank Co., Ltd.	2025.12.12~2026.01.14	1.36%	496,063

			7,577,744
Time deposits	2025.11.03~2026.03.31	1.30%~1.73%	4,366,750
Negotiable certificates of deposit	2025.12.17~2026.03.17	1.64%	1,000,000
Stimulus vouchers			860

			12,945,354

			$24,577,441

Note:	Including USD28,441 thousand @31.43 and EUR1,113 thousand @36.90.

STATEMENT 2

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2025		Additions in Investment		Decrease in Investment		Balance, December 31, 2025
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through profit or loss
Taiwania Capital Buffalo Fund Co., Ltd.	555,600	$450,621	—	$—	—	$50,506	555,600	—	$400,115	Notes 1 and 6
TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	20,000	178,116	—	—	—	1,187	20,000	9.17	176,929	Note 1
Innovation Works Development Fund, L.P.	—	15,575	—	1,727	—	6,222	—	4.44	11,080	Notes 3 and 5
Taiwania Capital Buffalo Fund VI, L.P.	—	276,479	—	100,000	—	26,517	—	10.00	349,962	Notes 1 and 2
TRF 1 L.P.	—	—	—	122,150	—	—	—	10.00	122,150	Notes 2 and 5
Other investing agreements	—	36,757	—	75,792	—	42,852	—	—	69,697	Notes 1, 2 and 4

		$957,548		$299,669		$127,284			$1,129,933

Note 1:	Decrease in investment was fair value adjustments.

Note 2:	Additions in investment was participating in investment.

Note 3:	Decrease in investment was cash refund from capital reduction.

Note 4:	Decrease in investment was profit distribution.

Note 5:	Increase in investment was fair value adjustments.

Note 6:	Preferred stocks.

STATEMENT 3

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

Item	Amount
Mobile broadband services revenue	$7,413,546
Project services revenue	6,048,197
Leased line services revenue	3,383,490
Internet and value-added services revenue	2,343,220
Local telephone services revenue	1,602,039
Others (Note)	3,379,839

24,170,331
Less: Loss allowance	(1,145,980)

$23,024,351

Note:	The amount of individual item included in others does not exceed 5% of the account balance.

STATEMENT 4

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF INVENTORIES

DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

	Amount
Item	Cost	Market Price (Note)
Merchandise	$1,179,884	$1,433,918
Project in process	5,661,641	8,361,989

	$6,841,525	$9,795,907

Note:	Amount of net realizable value.

STATEMENT 5

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME-NONCURRENT

FOR THE YEAR ENDED DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

	Balance, January 1, 2025		Additions in Investment		Decrease in Investment		Balance, December 31, 2025
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Percentage of Ownership (%)	Amount	Note
Financial assets at fair value through other comprehensive income
Non-listed stocks
Taipei Financial Center Corp.	172,927	$3,757,704	—	$594,934	—	$—	172,927	11.76	$4,352,638	Note 1
KKCompany Technologies Inc.	2,762	246,582	9,277	875,465	—	92,720	12,039	7.72	1,029,327	Notes 2, 3, 4 and 6
iKala Global Online Corp.	112,500	281,045	—	31,991	—	—	112,500	—	313,036	Notes 1 and 5
Da Da Broadband Ltd.	—	—	4,800	288,000	—	—	4,800	8.00	288,000	Note 2
Taiwan Smart Electricity & Energy Co., Ltd.	—	—	19,688	196,875	—	18,936	19,688	12.50	177,939	Notes 2 and 3
4 Gamers Entertainment Inc.	136	136,117	—	—	—	25,181	136	—	110,936	Notes 3 and 5
Manuscript Inc.	—	—	13	38,910	—	—	13	7.72	38,910	Note 6
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	5,252	17,098	—	2,085	—	—	5,252	16.67	19,183	Note 1
Innovation Works Limited	1,000	3,572	—	3,336	—	—	1,000	—	6,908	Notes 1 and 5
Taiwan mobile payment Co., Ltd.	1,200	4,532	—	217	—	—	1,200	2.00	4,749	Note 1
Cornerstone Ventures Co., Ltd.	—	—	25	245	—	59	25	4.90	186	Notes 2 and 3
Global Mobile Corp.	7,617	—	—	—	—	—	7,617	2.76	—
RPTI Intergroup International Ltd.	4,765	—	—	—	—	—	4,765	10.19	—

		$4,446,650		$2,032,058		$136,896			$6,341,812

Note 1:	Increase in investment was fair value adjustments.

Note 2:	Additions in investment was participating in investment.

Note 3:	Decrease in investment was fair value adjustments.

Note 4:	Decrease in investment was capital reduction of the investees.

Note 5:	Preferred stocks.

Note 6:	KKCompany Technologies Inc. conducted a reduction of additional paid-in capital by distributing shares of Manuscript Inc.

STATEMENT 6

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

FOR THE YEAR ENDED DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

							Increase (Decrease) in Using the Equity Method
	Balance, January 1, 2025		Additions in Investment		Decrease in Investment			Balance, December 31, 2025
Investee Company	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount	Shares (In Thousand)	Amount		Shares (In Thousand)	Percentage of Ownership (%)	Amount	Market Value / Net Asset Value	Note
Investments accounted for using equity method Subsidiaries
Listed stocks
Senao International Co., Ltd.	71,773	$(67,436)	—	$—	—	$118,426	$(9,744)	71,773	28	$(195,606)	$2,077,828	Notes 2 and 4
CHIEF Telecom Inc.	43,368	2,333,846	—	—	—	828,336	704,787	43,368	56	2,210,297	16,263,000	Notes 2 and 4
CHT Security Co., Ltd.	23,058	499,199	—	—	—	212,709	820,260	23,058	57	1,106,750	6,663,762	Notes 2 and 4
International Integrated Systems, Inc.	36,205	654,315	—	—	285	59,318	169,724	35,920	45	764,721	1,831,920	Notes 2, 4 and 5
Non-listed stocks
Light Era Development Co., Ltd.	300,000	3,839,467	—	—	—	20,216	10,770	300,000	100	3,830,021	3,881,405	Notes 1 and 4
Chunghwa Investment Co., Ltd.	68,085	3,167,570	—	—	—	13,617	582,513	68,085	89	3,736,466	3,811,444	Notes 1 and 4
Chunghwa Telecom Singapore Pte., Ltd.	26,383	1,282,150	—	—	—	158,489	226,064	26,383	100	1,349,725	1,357,649	Notes 1 and 4
Donghwa Telecom Co., Ltd.	178,590	928,105	—	—	—	—	62,140	178,590	100	990,245	990,245	Note 1
Chunghwa Telecom Global, Inc.	6,000	855,234	—	—	—	—	64,398	6,000	100	919,632	913,545	Note 1
Honghwa International Co., Ltd.	18,000	664,601	—	—	—	313,998	361,327	18,000	100	711,930	817,615	Notes 1 and 4
Chunghwa System Integration Co., Ltd.	60,000	695,078	—	—	—	39,985	34,883	60,000	100	689,976	699,514	Notes 1 and 4
Chunghwa Telecom Japan Co., Ltd.	1	280,861	—	—	—	—	77,470	1	100	358,331	366,242	Note 1
Chunghwa Leading Photonics Tech. Co., Ltd.	7,050	196,351	—	—	—	21,855	43,668	7,050	62	218,164	218,260	Notes 1 and 4
CHYP Multimedia Marketing & Communications Co., Ltd.	15,000	210,581	—	—	—	20,517	5,315	15,000	100	195,379	194,628	Notes 1 and 4
Prime Asia Investments Group Ltd. (B.V.I.)	1	183,762	—	—	—	—	(2,797)	1	100	180,965	180,965	Note 1
Spring House Entertainment Tech. Inc.	8,251	166,407	—	—	—	18,564	16,383	8,251	56	164,226	148,488	Notes 1 and 4
Chunghwa Telecom (Thailand) Co., Ltd.	1,300	149,832	—	—	—	—	13,835	1,300	100	163,667	163,667	Note 1
CHT InventAI Co., Ltd.	—	—	12,000	120,000	—	—	(763)	12,000	100	119,237	119,237	Notes 1 and 3
Chunghwa Telecom Europe GmbH	3,500	116,752	—	—	—	—	(2,478)	3,500	100	114,274	114,274	Note 1
Smartfun Digital Co., Ltd.	6,500	84,284	—	—	—	11,323	13,142	6,500	65	86,103	87,406	Notes 1 and 4
Chunghwa Telecom Vietnam Co., Ltd.	—	76,320	—	—	—	—	(295)	—	100	76,025	76,025	Note 1
Chunghwa Digital Cultural and Creative Capital Co., Ltd	5,000	39,201	—	—	—	—	(10,901)	5,000	100	28,300	28,251	Note 1
Chunghwa Sochamp Technology Inc.	2,040	(15,290)	—	—	—	—	15,290	—	—	—	—	Note 8

		16,341,190		120,000		1,837,353	3,194,991			17,818,828

Associates
Listed stocks
KingwayTek Technology Co., Ltd.	12,720	278,967	—	—	—	28,106	14,488	12,720	23	265,349	794,988	Notes 2 and 4
Non-listed stocks
Next Commercial Bank Co., Ltd.	462,643	3,950,922	—	—	—	—	(359,574)	462,643	46	3,591,348	3,609,609	Note 1
Viettel-CHT Co., Ltd.	—	573,275	—	5,255	—	69,018	72,348	—	30	581,860	581,860	Notes 1, 3 and 4
Taiwan International Standard Electronics Co., Ltd.	1,760	379,357	—	—	—	120,978	119,710	1,760	40	378,089	510,792	Notes 1 and 4
WiAdvance Technology Corporation	3,700	273,440	—	—	—	—	(12,870)	3,700	16	260,570	95,172	Note 1
Taiwania Hive Technology Fund L.P.	—	276,180	—	—	—	—	(42,123)	—	40	234,057	255,342	Note 1
Chunghwa PChome Fund I Co., Ltd.	20,000	252,625	—	—	—	—	(367)	20,000	50	252,258	232,853	Note 1
Taiwan International Ports Logistics Corporation	8,000	133,836	—	—	—	40,000	41,353	8,000	27	135,189	135,160	Notes 1 and 4
So-net Entertainment Taiwan Limited	9,429	192,968	—	—	—	—	(66,132)	9,429	30	126,836	108,982	Note 1
KKBOX Taiwan Co., Ltd.	4,438	151,241	—	—	4,438	126,700	(24,541)	—	—	—	—	Notes 1 and 6
Cornerstone Ventures Co., Ltd.	490	5,274	—	—	490	5,273	(1)	—	—	—	—	Notes 1 and 7
Chunghwa Sochamp Technology Inc.		—	—	—	—	—	—	2,040	37	—	—	Note 8

		6,468,085		5,255		390,075	(257,709)			5,825,556

Joint Ventures
Non-listed stocks
Chunghwa SEA Holdings	1,020	9,251	—	—	—	—	(168)	1,020	51	9,083	9,083	Note 1

		$22,818,526		$125,255		$2,227,428	$2,937,114			$23,653,467

Note 1:	The amounts of net asset value were based on audited financial statements.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period.

Note 3:	Additions in investment was participating in investment.

Note 4:	Decrease in investment was cash dividends received.

Note 5:	Decrease in investment was due to disposal of some shares of the investee company before the investee company traded its shares on the emerging stock market according to the local requirements.

Note 6:	Decrease in investment was due to disposed of its shares.

Note 7:	Decrease in investment was due to the investee’s completion of its liquidation.

Note 8:	The Company lost control over the investee and recognized the investee as an investment in associate since January 2025.

STATEMENT 7

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF CHANGES IN RIGHT-OF-USE ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

	Land and Buildings (Handsets Base Stations)	Land and Buildings (Others)	Equipment	Total
Cost
Balance on January 1, 2025	$23,288,140	$2,154,519	$4,257,454	$29,700,113
Additions	3,270,169	446,069	184,924	3,901,162
Decreases	(875,492)	(352,552)	(3,583)	(1,231,627)

Balance on December 31, 2025	$25,682,817	$2,248,036	$4,438,795	$32,369,648

Accumulated depreciation and impairment
Balance on January 1, 2025	$15,636,054	$1,431,856	$2,572,183	$19,640,093
Depreciation expense	3,040,197	379,174	433,191	3,852,562
Decreases	(683,615)	(331,694)	(1,814)	(1,017,123)

Balance on December 31, 2025	$17,992,636	$1,479,336	$3,003,560	$22,475,532

Balance on January 1, 2025, net	$7,652,086	$722,663	$1,685,271	$10,060,020

Balance on December 31, 2025, net	$7,690,181	$768,700	$1,435,235	$9,894,116

STATEMENT 8

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF TRADE NOTES AND ACCOUNTS PAYABLE

DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

Item	Amount
Payable of spare parts for equipment	$2,504,500
Others (Note)	8,585,372

$11,089,872

Note:	The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 9

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF BONDS PAYABLE

DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

Bond Name	Trustee	Issuance Period	Repayment of the Principal and Interest Payment Date	Coupon Rate (%)	Total Amount	Repayments Made	Balance at December 31, 2025	Balance of unamortized discount	Carrying Value	Guarantee
Unsecured domestic bonds	Bank of Taiwan	2020.07~2025.07	Interest payable in July annually and one-time repayment upon maturity	0.50	$8,800,000	$(8,800,000)	$—	$—	$—	None
	Bank of Taiwan	2020.07~2027.07	Interest payable in July annually and one-time repayment upon maturity	0.54	7,500,000	—	7,500,000	(1,838)	7,498,162	None
	Bank of Taiwan	2020.07~2030.07	Interest payable in July annually and one-time repayment upon maturity	0.59	3,700,000	—	3,700,000	(1,830)	3,698,170	None
	Bank of Taiwan	2021.04~2026.04	Interest payable in April annually and one-time repayment upon maturity	0.42	1,900,000	—	1,900,000	(144)	1,899,856	None
	Bank of Taiwan	2021.04~2028.04	Interest payable in April annually and one-time repayment upon maturity	0.46	4,100,000	—	4,100,000	(1,524)	4,098,476	None
	Bank of Taiwan	2021.04~2031.04	Interest payable in April annually and one-time repayment upon maturity	0.50	1,000,000	—	1,000,000	(596)	999,404	None
	Bank of Taiwan	2022.03~2027.03	Interest payable in March annually and one-time repayment upon maturity	0.69	3,500,000	—	3,500,000	(1,147)	3,498,853	None
	Bank of Taiwan	2025.08~2030.08	Interest payable in August annually and one-time repayment upon maturity	1.73	3,500,000	—	3,500,000	(4,783)	3,495,217	None

					$34,000,000	$(8,800,000)	$25,200,000	$(11,862)	25,188,138

Less: Current portion									(1,899,856)

									$23,288,282

STATEMENT 10

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF LEASE LIABILITIES

DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

Item	Period	Discount Rate (%)	Amount
Land and buildings
Handsets base stations	1~20 years	0.37~2.00	$7,470,679
Others	1~30 years	0.37~1.88	789,953
Equipment	1~8 years	0.37~1.73	1,758,288

			10,018,920
Less: Lease liabilities-current			(3,493,065)

Lease liabilities-noncurrent			$6,525,855

STATEMENT 11

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

Item	Amount
Depreciation	$30,684,880
Cost of products	18,635,788
Amortization	13,463,701
Salaries	9,366,120
Repair, maintenance and warranty expenses	7,393,427
Compensation	6,195,593
Others (Note)	38,369,290

$124,108,799

Note: The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 12

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2025

(In Thousands of New Taiwan Dollars)

Item	Marketing	General and Administrative	Research and Development	Expected Credit Loss	Total
Salaries	$6,373,890	$1,665,516	$1,279,993	$—	$9,319,399
Compensation	4,275,732	1,114,955	865,982	—	6,256,669
Professional service fee	2,348,459	489,626	367,308	—	3,205,393
Welfare fee	1,406,553	342,645	273,263	—	2,022,461
Depreciation	875,118	445,941	140,936	—	1,461,995
Marketing and promotion expenses	1,037,946	—	—	—	1,037,946
Expected credit loss	—	—	—	201,648	201,648
Others (Note)	4,029,238	1,775,138	393,918	—	6,198,294

	$20,346,936	$5,833,821	$3,321,400	$201,648	$29,703,805

Note: The amount of each item in others does not exceed 5% of the account balance.

STATEMENT 13

CHUNGHWA TELECOM CO., LTD.

STATEMENT OF EMPLOYEE BENEFIT, DEPRECIATION AND AMORTIZATION BY FUNCTION

FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

(In Thousands of New Taiwan Dollars)

	Year Ended December 31, 2025			Year Ended December 31, 2024
	Classified as Operating Costs	Classified as Operating Expenses	Total	Classified as Operating Costs	Classified as Operating Expenses	Total
Employee benefit expenses
Salaries	$9,366,120	$9,319,399	$18,685,519	$9,224,709	$8,915,338	$18,140,047
Insurance	1,140,351	1,071,242	2,211,593	1,081,814	1,000,938	2,082,752
Pension	685,965	673,519	1,359,484	716,000	693,897	1,409,897
Remuneration to directors	—	48,128	48,128	—	46,048	46,048
Others	7,795,139	7,773,147	15,568,286	7,099,505	6,925,042	14,024,547

	$18,987,575	$18,885,435	$37,873,010	$18,122,028	$17,581,263	$35,703,291

Depreciation	$30,684,880	$1,461,995	$32,146,875	$30,227,718	$1,406,961	$31,634,679

Amortization	$13,463,701	$95,779	$13,559,480	$13,211,153	$115,021	$13,326,174

Note 1:	The average numbers of the Company’s employees were 20,443 and 20,096 including 10 non-employee directors in 2025 and 2024, respectively.

Note 2:

The average employee benefits expense were $1,851 thousand and $1,775 thousand for the years ended December 31, 2025 and 2024, respectively. (Which refers to [total employee benefits-total directors’ remuneration] divided by [number of employees-number of non-employee directors].)

Note 3:

The average salary expenses were $914 thousand and $903 thousand for the years ended December 31, 2025 and 2024, respectively. (Which refers to [salary expenses] divided by [number of employees-number of non-employee directors]). The change of average salary expenses is approximately 1.2%.

Note 4:	The Company does not have supervisors; therefore, there is no remuneration to supervisors.

Note 5:	The remuneration policies for directors, management personnel, and employees were as follows:

a.	General directors and independent directors:

(i)	Fixed remuneration is based on monthly basis resolved by the Board of Directors.

(ii)

Floating remuneration is based on distribution stated in the Company’s Articles of Incorporation. Please refer to Note 28(7) for details. Independent directors are excluded from the aforementioned distribution.

b.	The remuneration to directors and management personnel are evaluated regularly and determined by the compensation committee of the Company.

c.

The remuneration to management personnel is based on the company’s executive performance management and guidelines which are linked to the Company’s performance, business unit performance and personal performance. In addition, the result of ESG sustainable development is taken into consideration for the floating remuneration.

d.	Compensation to employees is based on the Company’s salary guidance.

Note 6:	The Company’s salary expenses refer to recurring grants such as base salary, job premiums, and overtime pay, and exclude compensation expenses.